Exhibit 99.1

GERDAU S.A. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

Prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – IASB, and with Instruction No. 457 of July 13, 2007 as issued by the Brazilian Securities and Exchange Commission (CVM).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of

Gerdau S.A.

Rio de Janeiro – RJ

1.                   We have reviewed the Consolidated Interim Financial Statements of Gerdau S.A. and Subsidiaries (Company) for the nine-month period ended September 30, 2008, consisting of the consolidated balance sheet as of September 30, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2008 and 2007, the related notes and the performance report, prepared under the responsibility of the Company’s management.

2.                   Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally in: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the consolidated interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.                   Based on our special review, we are not aware of any material modifications that should be made to the aforementioned consolidated interim financial statements for them to be fairly stated, in all material respects, in accordance with international accounting standards issued by the International Accounting Standards Board (IASB).

4.                   We had previously audited the consolidated balance sheet as of December 31, 2007, which was prepared in accordance with international accounting standards established by the International Accounting Standards Board – IASB and is presented herein for comparative purposes, and issued an unqualified audit opinion thereon, dated February 12, 2008.

5.                   The Brazilian accounting practices differ in certain significant aspects from the international accounting standards set by the International Accounting Standards Board – IASB. The information related to the nature and effect of these differences is presented in Note 30 of the Consolidated Financial Statements.

6.                   The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, November 5, 2008

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of Brazilian reais (R$)

	Note	09/30/2008*	12/31/2007
CURRENT ASSETS
Cash and cash equivalents	4	3,181,405	2,026,096
Temporary cash investments
Trading securities	5	2,288,237	2,836,903
Available-for-sale securities	5	79,730	276,374
Trade accounts receivable	6	5,279,439	3,172,316
Inventories	7	10,181,604	6,056,661
Tax credits	8	603,514	598,317
Prepaid expenses		100,898	108,690
Unrealized gains on derivatives	16	181	14
Other receivables		274,929	237,602
		21,989,937	15,312,973

NON CURRENT ASSETS
Temporary cash investments	5	90,336	—
Tax credits	8	591,275	594,894
Deferred income taxes	9	1,101,037	933,851
Unrealized gains on derivatives	16	59,561	1,553
Prepaid expenses		105,757	110,207
Escrow deposits	18	235,166	223,735
Other receivables		314,259	290,783
Prepaid pension cost	20	492,175	417,723
Investments accounted for under the equity method	11	1,635,678	628,242
Other investments	11	18,623	18,623
Goodwill	12	8,930,740	6,043,396
Intangible assets	13	1,461,052	1,073,715
Property, plant and equipment, net	10	17,783,532	15,827,944
		32,819,191	26,164,666

TOTAL ASSETS		54,809,128	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

*Reviewed by independent auditors to the extent described in the report dated November 5, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of Brazilian reais (R$)

	Note	09/30/2008*	12/31/2007
CURRENT LIABILITIES
Trade accounts payable		4,109,299	2,586,634
Loans and financing	14	3,076,319	2,500,985
Debentures	15	167,756	38,125
Taxes payable	17	1,250,182	462,311
Payroll		566,941	518,098
Dividends payable		19,886	392
Unrealized losses on derivatives	16	37,963	1,964
Other payables		675,882	478,639
		9,904,228	6,587,148

NON CURRENT LIABILITIES
Loans and financing	14	15,009,140	12,461,128
Debentures	15	758,317	903,151
Deferred income and social contribution taxes	9	2,590,852	2,315,771
Unrealized losses on derivatives	16	45,800	16,106
Reserve for contingencies	18	453,301	489,103
Employees benefits	20	821,502	794,125
Minority interest put options	16-f	584,995	889,440
Other payables		398,648	379,589
		20,662,555	18,248,413

SHAREHOLDERS’ EQUITY	22
Capital		14,184,805	7,810,453
Treasury stocks		(123,005)	(106,667)
Valuation adjustments		(3,354)	13,723
Legal reserve		—	278,713
Retained earnings		5,255,180	5,765,616
Cumulative translation adjustment		(92,083)	(1,049,333)
PARENT COMPANY’S INTEREST		19,221,543	12,712,505

MINORITY INTEREST		5,020,802	3,929,573

SHAREHOLDERS’ EQUITY		24,242,345	16,642,078

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		54,809,128	41,477,639

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

*Reviewed by independent auditors to the extent described in the report dated November 5, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of Brazilian reais (R$)

		Three-months period ended		Nine-months period ended
	Note	09/30/2008*	09/30/2007*	09/30/2008*	09/30/2007*

NET SALES	24	12,443,753	7,664,630	32,488,191	22,540,691
Cost of sales	28	(8,353,462)	(5,749,132)	(23,285,318)	(16,962,638)

GROSS PROFIT		4,090,291	1,915,498	9,202,873	5,578,053
Selling expenses	28	(161,752)	(155,125)	(495,911)	(457,620)
General and administrative expenses	28	(653,552)	(450,805)	(1,717,901)	(1,366,180)
Other operating income		37,497	3,630	121,165	31,543
Other operating expenses		(273)	(152,905)	(40,887)	(164,835)

INCOME FROM OPERATIONS		3,312,211	1,160,293	7,069,339	3,620,961
Equity in subsidiaries		94,860	27,482	237,567	95,499

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		3,407,071	1,187,775	7,306,906	3,716,460
Finacial revenues	29	(22,875)	192,777	323,269	621,955
Financial expenses	29	(391,471)	(300,553)	(1,106,443)	(789,789)
Exchange variations, net	29	(1,055,894)	165,085	(453,926)	591,928
Gain and losses on derivatives, net	29	(83,187)	91	(45,832)	28,044

INCOME BEFORE TAXES		1,853,644	1,245,175	6,023,974	4,168,598
Provision for income and social contribution taxes
Current	9	(792,712)	(234,369)	(1,686,470)	(807,527)
Deferred	9	358,926	24,257	296,305	(2,084)
		(433,786)	(210,112)	(1,390,165)	(809,611)

NET INCOME		1,419,858	1,035,063	4,633,809	3,358,987

ATTRIBUTED TO:
Parent company’s interest		967,137	826,264	3,705,115	2,767,419
Minority interests		452,721	208,799	928,694	591,568
		1,419,858	1,035,063	4,633,809	3,358,987

Basic earnings per share - preferred and common	23	0.68	0.62	2.67	2.09

Diluted earnings per share - preferred and common	23	0.68	0.62	2.66	2.08

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

*Reviewed by independent auditors to the extent described in the report dated November 5, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

In thousands of Brazilian reais (R$)

	Attributed to controlling shareholder’s interest
	Capital stock	Treasury Stock	Valuation adjustments	Legal Reserve	Retained earnings	Cumulative translation adjustment	Total parent’s company interest	Minority Interest	Total Shareholder’s Equity
Balance as of December 31, 2006	7,810,453	(109,609)	—	159,109	3,030,459	(259,130)	10,631,282	3,556,934	14,188,216
Net income	—	—	—	—	2,767,419	—	2,767,419	591,568	3,358,987
Stock option expenses recognized in the period	—	2,789	—	—	1,545	—	4,334	—	4,334
Stock option exercised during the period	—	—	—	—	3,386	—	3,386	—	3,386
Gain on selling of treasury stock					152		152		152
Dividends/interest on equity	—	—	—	—	(491,427)	—	(491,427)	(116,436)	(607,863)
Cumulative translation adjustments	—	—	—	—	—	(625,758)	(625,758)	(246,919)	(872,677)
Minority interest over fair value alocation	—	—	—	—	—	—	—	(17,462)	(17,462)
Treasury stock					1,690		1,690	—	1,690
Minority interested consolidated entities	—	—	—	—	9,801	—	9,801	(127,435)	(117,634)
Unrealized gains on avaible-for-sale securities	—	—	18,511	—	—	—	18,511	—	18,511
Balance as of September 30, 2007*	7,810,453	(106,820)	18,511	159,109	5,323,025	(884,888)	12,319,390	3,640,250	15,959,640

Balance as of December 31, 2007	7,810,453	(106,667)	13,723	278,713	5,765,616	(1,049,333)	12,712,505	3,929,573	16,642,078
Net income	—	—	—	—	3,705,115	—	3,705,115	928,694	4,633,809
Capital increase through issuance of shares	2,885,058	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase through capitalization of reserves	3,489,294	—	—	(273,525)	(3,215,769)	—	—	—	—
Stock option expenses recognized in the period	—	—	—	—	5,682	—	5,682	—	5,682
Stock options exercised during the period	—	33,921	—	—	(23,680)	—	10,241	—	10,241
Dividends/interest on equity	—	—	—	—	(985,231)	—	(985,231)	(263,338)	(1,248,569)
Allocation of funds porposed to Shareholder’s Meeting	—	—	—	(5,188)	5,188	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—	957,250	957,250	310,066	1,267,316
Minority interest over fair value allocation	—	—	—	—	—	—	—	3,722	3,722
Minority effect in consolidated entities	—	—	—	—	(1,741)	—	(1,741)	(164,214)	(165,955)
Minority interest put options	—	—	—	—	—	—	—	274,001	274,001
Treasury stock	—	(50,259)	—	—	—	—	(50,259)	—	(50,259)
Unrealized losses on derivatives	—	—	7,725	—	—	—	7,725	4,283	12,008
Unrealized gains on avaible-for-sale securities	—	—	(24,802)	—	—	—	(24,802)	(1,985)	(26,787)
Balance as of September 30, 2008*	14,184,805	(123,005)	(3,354)	—	5,255,180	(92,083)	19,221,543	5,020,802	24,242,345

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

*Reviewed by independent auditors to the extent described in the report dated November 5, 2008

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of Brazilian reais (R$)

		Nine-months period ended
	Note	09/30/2008	09/30/2007
Cash flows from operating activities
Net income (including minority interest)		4,633,809	3,358,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,265,457	917,193
Equity in subsidiaries		(237,567)	(95,499)
Exchange variation		453,926	(574,293)
Gains on derivatives, net		45,832	(28,044)
Post-employment benefits and stock-based compensation		38,103	(45,293)
Stock based remuneration		(39,484)	2,537
Deferred income and social contribution taxes		(288,591)	99,373
Loss on disposal of property, plant and equipment and investments		16,319	46,727
Provision for losses on avaible-for-sale securities		89,400	—
Allowance for doubtful accounts		15,501	14,290
Reserve for contingencies		(23,598)	35,002
Distributions from joint ventures		66,118	76,404
Interest income		(198,973)	(510,143)
Interest expense		725,470	359,962
		6,561,722	3,657,203
Changes in assets and liabilities:
Increase in trade accounts receivable		(1,348,671)	(752,484)
Increase (decrease) in inventories		(3,044,201)	(606,901)
Increase (decrease) in trade accounts payable		(199,657)	416,473
Decrease of other receivables		580,885	(6,024)
Increase (decrease) of other payables		993,684	797,903
Trading securities		7,010,016	(714,885)
Redemption of trading securities		(6,150,508)	2,596,362
Cash provided by operating activities		4,403,270	5,387,647

Interest paid on loans and financing		(701,866)	(474,143)
Income and social contribution taxes paid		(1,098,129)	(517,859)
Net cash provided by operating activities		2,603,275	4,395,645

Cash flows from investing activities
Additions to property, plant and equipment		(1,516,124)	(2,055,171)
Payments for business acquisitions	3.6	(3,145,407)	(7,745,140)
Interest received on cash investments		111,751	104,490
Net cash used in investing activities		(4,549,780)	(9,695,821)

Cash flows from financing activities
Capital increase/Treasury stock		2,885,058	—
Dividends and interest on capital paid		(1,196,769)	(930,914)
Borrowings		4,227,979	9,322,256
Repayment of loans and financing		(3,747,841)	(2,815,895)
Intercompany loans, net		855,058	266,415
Redemption of consolidated investment fund		—	(67,589)
Net cash provided by (used in) financing activities		3,023,485	5,774,273

Exchange variation on cash and cash equivalents		78,328	(306,691)

Increase in cash and cash equivalents		1,155,308	167,406
Cash and cash equivalents at beginning of period		2,026,096	1,070,523
Cash and cash equivalents at end of period		3,181,404	1,237,929

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

*Reviewed by independent auditors to the extent described in the report dated November 5, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation with its head office in the city of Rio de Janeiro, Brazil, and is a holding company in the Gerdau Group. The Company is engaged in the production and sale of steel products in general from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India.

The Gerdau Group has an installed capacity of 26 million tons of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

The Consolidated Interim Financial Statements of Gerdau S.A and Subsidiaries (collectively referred to as the “Company”) were approved by the Disclosure Committee on November 5, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Interim Financial Statements for the nine-month period ended September 30, 2008 have been prepared in accordance with International Accounting Standards (IAS) No. 34, that specifies the content of an interim financial report. The Consolidated Interim Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that were in effect on September 30, 2008.

The preparation of the Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Interim Financial Statements are stated in note 2.18. The Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain non-current assets and financial instruments.

The Company adopted all rules, revision of rules and interpretations issued by IASB and that were applicable on September 30, 2008.

2.2 – Translation of Foreign Currency Balances

a)    Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Interim Financial Statements are presented in Brazilian reais (R$), which is the functional and reporting currency of Gerdau S.A..

b)    Transactions and Balances

The transactions in foreign currency are converted to the functional currency using the exchange rate in effect on the transaction date. The gains and losses resulting from the difference between the conversion of assets and liabilities in foreign currency at the year-end and the conversion of the transaction amounts are recognized in the statement of income.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

c)    Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements and equity investments (none of which are located in hyperinflationary economies) that have the functional currency different from the reporting currency are converted into the reporting currency as shown below:

i)           Assets and liabilities balances are converted at the exchange rate in effect at the date of the Consolidated Interim Financial Statements;

ii)       Income and expenses are converted using the average exchange rate for the month; and

iii)   Differences resulting from the conversion of exchange rates are recognized in shareholders’ equity in the account named “Cumulative translation adjustments”.

2.3 - Financial Assets

a) Cash and cash equivalents

Cash and cash equivalents include cash, bank accounts and short-term, highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

b) Cash investments

The Company classifies its cash investments into the following categories: held-to-maturity securities, available-for-sale securities, and trading securities, reported at fair value with gains and losses included in income (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, then they are classified as trading securities. When the purpose is to hold the investment until maturity, then they are classified as held-to-maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available-for-sale securities.

When applicable, additional costs directly related to the acquisition of a financial asset are added to the amount initially recognized.

Held-to-maturity securities are reported at acquisition cost plus interest, monetary adjustment, and exchange variation, less impairment losses, when applicable, incurred through the Consolidated Interim Financial Statement date.

Trading securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in income when incurred.

Available-for-sale securities are stated at fair value. Interest, monetary adjustment, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized as a specific component of shareholders’ equity when incurred. Gains and losses recorded in shareholders’ equity are recognized in income for the year when these investments are sold or considered unrecoverable.

c) Trade Accounts Receivable

Trade accounts receivable are stated at realizable values, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Interim Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers the history of losses, individual situation of each customer and the situation of the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable with the allowance for doubtful accounts is provided in note 6.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events occurred after the initial recognition of the financial asset and such event or events had an impact on the estimated future cash flows of the investment.

2.4 – Inventories

Inventories are stated at the lower of net realizable value (estimated sale value in the normal course of business minus estimated cost of sale) and average production or acquisition cost. Provisions for slow-moving or obsolete inventory are recorded when considered necessary by Management. The Company determines the cost of its inventory using the absorption method based upon its weighted average cost.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land which is not depreciated. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in progress the interest incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is under construction and the capitalization of interest is ceased when the asset is available for use; (b) interest is capitalized considering the weighted average rate of loans existing on the capitalization date; (c) interest capitalized monthly does not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized interest is depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful lives of the assets.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The residual value and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

The residual value of property, plant and equipment is written off immediately at their recoverable value when the residual value exceeds the recoverable value (note 2.7).

2.6 – Intangible Assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates and goodwill, which represent the capacity to add value of acquired companies based on the history of relationship with customers. Intangible assets with definite useful life are amortized taking into consideration their effective use or a method that reflects their economic benefit. The residual value of intangible assets is written off immediately at their recoverable value when the residual value exceeds the estimated recoverable value (note 2.7).

2.7 – Provision for Recovery of Long-Lived Assets

There are specific rules to assess the recovery of long-lived assets, especially property, plant and equipment and goodwill. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of an asset cannot be recovered. If such evidence is identified, the recoverable value of the assets is estimated by the Company.

The recoverable value of an asset is determined as the higher of (a) its fair value minus the estimated costs of sale and (b) its value in use. The value in use is equal to the discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and intangible assets with indefinite useful life are tested for impairment at least once a year.

When the residual carrying value of the asset exceeds its recoverable value, the Company recognizes a reduction in this asset’s book balance (impairment).

For assets recorded at cost, the reduction in recoverable value must be recorded in income for the period. If the recoverable value of an asset is not determined individually, an analysis is performed to assess the recoverable value of the cash generating unit to which the asset belongs.

Except for the reduction in goodwill value, a reversal of previously recorded losses is allowed. Reversal in these circumstances is limited to the depreciated balance of the asset at the date of the reversal, assuming that the reversal has not yet been recorded.

2.8 – Investments

a) Investments in Subsidiaries

The Company classifies its investments into investments accounted for under the equity method and other investments. Investments are measured and recorded as described in note 11.

The Company fully consolidated the Financial Statements of all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders’ Meeting or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other entities established for a specific purpose, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interest in shareholders’ equity and in net income of subsidiaries is reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the caption “Minority Interest”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The minority interest is presented based on the proportion of the fair value of the assets and liabilities identified.

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively. Significant intercompany transactions and balances were eliminated in consolidation. The surplus resulting from the transactions between companies of the Gerdau Group are also annulled.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order to conform the respective accounting practices to the IFRS applied by the Company.

b) Investments in Jointly-Owned Subsidiaries and Joint Ventures

Jointly-owned subsidiaries and joint ventures are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-owned subsidiaries are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-owned subsidiaries are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in earnings and other variations in shareholders’ equity of these companies. Additionally, the balance of the investments can be reduced due to impairment losses.

Losses in jointly-owned subsidiaries in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities and contingent liabilities of the jointly-owned subsidiary on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-owned subsidiaries are eliminated proportionately to the Company’s interest, against the value of the investment in these jointly-owned subsidiaries.

c) Investments in Affiliates

An affiliated company is an entity over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but that does not have control or joint control over its policies.

Investments in affiliated companies are recorded under the equity method. According to this method, investments in affiliates are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted for the recognition of impairment losses.

Losses on affiliates in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the affiliated company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with affiliated companies are eliminated proportionately to the Company’s interest, against the value of the investment in these affiliated companies.

2.9 Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the financial instrument.

b) Loans and Financing

Loans and financing are stated at contract values plus related charges, including interest and monetary or exchange variations.

When applicable, loans and financing are stated at fair value, net of transaction costs,  and are subsequently measured at the amortized cost using the effective interest rate method.

c) Equity Instruments

An equity instrument is defined as the residual interest in the entity’s assets after deducting its liabilities.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

d) Financial Guarantees

Financial guarantees are initially recognized at fair value and are subsequently measured at the greater of the liability amount determined in the contract and the amount initially recognized less, where appropriate, accumulated amortization.

2.10 – Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the Financial Statements in the countries where the Company’s subsidiaries and affiliates operate and generate taxable income. Periodically Management assesses the positions it has taken in relation to tax issues that are subject to interpretation and records a provision when income and social contribution taxes are expected to be paid.

Deferred income and social contribution taxes are recognized over all the differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Interim Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except business combination operations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Interim Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a taxable income for which temporary differences and tax losses can be utilized.

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and stock-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described in notes 20 and 25.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded based on actuarial calculation performed every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized in income according to the corridor approach as described in note 20.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between Brazilian companies are adjusted using the monthly variation of the CDI (interbank deposit rate). The agreements with foreign companies are subject to charges (LIBOR + 3% per year) plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

2.14 – Dividend Payment

Dividend payment is recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specifies dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 provision at the year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 - Recognition of Sales Revenues

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has the control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, when it is probable that the economic benefits will be received by the Company, and the risks and benefits of the products were fully transferred to the buyer. The freight costs are included in cost of sales.

2.16 - Investments in Environmental Protection

Expenditures related to compliance with environmental regulations are considered as cost of production when they refer to routine or usual expenses or capitalized as incurred, when they refer to long-term projects that will generate return after more than one year.

2.17 – Lease Contracts

Lease contracts under which a relevant portion of the risks and property rights rests with the lessor are classified as operating lease. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Interim Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Interim Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Interim Financial Statements include, therefore, estimates of useful lives of property, plant and equipment (note 10), estimate of the recoverable value of long-lived assets, reserves for contingencies (note 18), provisions for income taxes (note 9), determination of the fair value of financial instruments (assets and liabilities), and other instruments (note 16). Actual results could differ from those estimates.

2.19 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Interim Financial Statements

Critical accounting policies are those that are both (a) important to present of the financial position and results of operations and (b) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Interim Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by the Company in the normal course of business, the statement of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities.  Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income tax asset is revised at each Financial Statement date and reduced by the sum that is no longer realizable based on future taxable income. Deferred income tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

b) Pension and Post-Employment Benefits

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at fair value.

iii)         Past service costs arising from plan adjustments are amortized on a straight-line basis over the remaining service period of active employees at the date of the adjustment.

iv)            Net actuarial gain or loss that exceeds 10% of the greater between the benefit obligation value and the fair value of plan assets is amortized over the remaining service period of active employees.

v)                A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover, and mortality rates to estimate these factors.  The actuarial assumptions used by the Company may differ materially from actual net income due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

d) Derivative Financial Instruments

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps over a short period of time. The fair value recognized in its Consolidated Interim Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Interim Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. Nevertheless, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of the acquisitions, which involve commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account “Stock Options” (note 16.f), and the determination of this value involves a series of estimates that can significantly impact its final result. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) multiples of market traded similar companies. The Company believes such criteria are appropriate and in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last years the Company has made some business combinations as described in note 3. According to IFRS 3, the Company should allocate the cost of the purchased entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The Company generally engages external appraisal firms to assist in asset and liability valuation, especially when this appraisal requires a high technical qualification. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relation of the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity – SPE as defined by SIC Interpretation 12 Consolidation — Special Purpose Entities of the IASB.

i) Goodwill Impairment Test

Assets that have an indefinite useful life, such as goodwill, are not amortized but are tested annually in order to identify potential impairment through a methodology known as impairment test. For goodwill impairment purposes, goodwill must be proportionately allocated to each of the acquirer’s cash-generating units, which are the smallest identifiable group of assets. Goodwill is recognized at cost less cumulative impairment losses. Goodwill impairment losses are recorded in income for the current year and cannot be reversed in a subsequent period, even though the impairment conditions cease to exist.

2.20 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IFRIC accounting procedures and interpretations were published and must be adopted beginning January 1, 2008. The Company’s assessment of the impact of these new procedures and interpretations is as follows:

IAS 23 – Borrowing costs

In March 2007, IASB issued a revised version of IAS 23, which prescribes the accounting treatment for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. An entity shall apply this standard for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of this standard will not impact its Consolidated Interim Financial Statements.

IAS 1 – Presentation of Financial Statements

In September 2007, IASB changed IAS 1 again. Such change is effective for annual periods beginning on or after January 1, 2009. The review of this standard deals especially with the way to disclose the dividends and the presentation of the

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 comprehensive income statement. The Company is assessing the effects of the change in this standard on its Consolidated Interim Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In January 2008, IASB issued a revised version of IAS 27. The changes are effective for annual periods beginning on or after July 1, 2009. The Company is currently evaluating the impacts from applying this standard on its Consolidated Interim Financial Statements.

IAS 39 – Financial Instruments: Recognition and Measurement

In July 2008, IASB amended IAS 39 on Eligible Hedged Items. The changes are effective for annual periods beginning on or after July 1, 2009.  The Company believes that applying this revised standard does not impact its Consolidated Interim Financial Statements.

IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 - Disclosures

In October 2008, IASB issued a revised version of IAS 39 and IFRS 7 on the reclassification of certain financial assets. The amendments are effective beginning on July 1, 2008.  The Company believes that these changes do not impact its Consolidated Interim Financial Statements.

IFRS 8 – Operating segments

In November 2006, IASB issued IFRS 8, which specifies disclosure requirements for operating segments in the annual financial information and amends IAS 34 “Interim Financial Information”, which requires that an entity reports selected financial information about its operating segments in interim financial information. This statement defines an operating segment as components of an entity about which segregated financial information is made available and is assessed by the person responsible for managing the business with respect to how to allocate resources and evaluate performance. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of the IFRS 8 will not have significant impacts on its Consolidated Interim Financial Statements since the adoption of this norm will result only in disclosing more details of the data mentioned above.

IFRS 3 – Business Combinations

In January 2008, IASB issued a revised version of IFRS 3. The changes are effective for the annual period beginning on/or after July 1, 2009. The Company is currently evaluating the impacts of applying this standard.

IFRS 5, IFRS 7, IAS 1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 34, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41

In May 2008, IASB published amendments to various IAS and IFRS, effective beginning July 1, 2009 for IFRS 5 and January 1, 2009 for the other changes. The Company decided for the early adoption of IAS 39 as to the recognition of net investment in foreign operations and is evaluating the impact from applying the other amendments to the Standard.

IFRIC 12 – Service concession arrangements

In November 2006, IFRIC issued Interpretation 12, which provides guidance as to the accounting for service concessions. This Interpretation defines the main principles for recognizing and measuring the obligations and rights related to the service concession contracts and focuses on the following items: (a) treatment of the rights of the operator to the infrastructure, (b) recognition and measurement of the concession values, (c) construction or improvement services, (d) operating services, (e) financing costs, (f) subsequent accounting for financial asset and intangible asset, and (g) items provided by the operator to the concession grantor. The entity should apply this standard to annual periods beginning on/or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

IFRIC 13– Customer Loyalty Programs

In July 2007, IFRIC issued Interpretation 13, which addresses how entities should account for loyalty programs to provide their customers with incentives to buy goods or services by providing “award credits” as part of a sales transaction. An entity shall apply this standard for annual periods beginning on or after July 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 14– IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction

In July 2007, IFRIC issued Interpretation 14, which addresses the measurement of defined benefit assets and the measurement at present value of economic benefits available. An entity shall apply this standard for annual periods beginning on or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Interim Financial Statements.

IFRIC 15 – Agreements for the Construction of Real State

In July 2008, IFRIC issued Interpretation 15, which addresses accounting practices for the recognition of revenue by real estate constructors for sales of units before construction is complete. IFRIC 15 is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of this Interpretation has no impact on its Consolidated Interim Financial Statements.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation

In July 2008, IFRIC issued Interpretation 16, which addresses accounting for hedges of an investment in a foreign operation and its impact on the Consolidated Interim Financial Statements. The entity should apply this Interpretation to annual periods beginning on or after October 1, 2008 with earlier adoption permitted. The Company adopted this interpretation early, on September 30, 2008, and opted to designate hedge of net investments as described in Note 16.g.

NOTE 3 - CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Consolidated Interim Financial Statements include Gerdau S.A. and the subsidiaries in which it holds controlling interest, and interests in entities in which the Company is considered the primary beneficiary, i.e., holder of the main benefits and risks (even if the Company does not control a majority of the voting shares).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

3.1 - Subsidiaries

Listed below are the equity interests in consolidated subsidiaries:

		Equity Interests
		Total capital (*)		Voting capital
Consolidated company	Country	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007

Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	100.00	100.00
Gerdau Ameristeel Corporation e subsidiárias (1)	USA/Canada	66.37	66.45	66.37	66.45
Gerdau Açominas S.A. e subsidiária (2)	Brazil	92.20	92.16	92.20	92.16
Gerdau Aços Longos S.A. e subsidiárias (3)	Brazil	92.19	92.16	92.20	92.16
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00
Gerdau Macsteel Holdings Inc e subsidiárias (4)	USA	100.00	—	100.00	—
Paraopeba - Fundo de Investimento Renda Fixa (5)	Brazil	96.76	97.00	96.76	97.00
Corporación Sidenor S.A. e subsidiárias (6)	Spain	40.00	40.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.35	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. e subsidiárias (7)	Chile	99.99	99.99	99.99	99.99
Gerdau Aços Especiais S.A.	Brazil	92.20	92.16	92.20	92.16
GTL Macsteel Hungria Kft. e subsidiária (8)	Hungary	100.00	—	100.00	—
Gerdau Hungria Holdings Limited Liability Company	Hungary	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	92.19	92.16	92.20	92.16
Aramac S.A. e subsidiária (9)	Uruguay	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28
Diaco S.A. e subsidiária (10)	Colombia	98.67	57.83	98.67	57.83
Gerdau GTL México, S.A. de C.V. e subsidiárias (11)	Mexico	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. e subsidiárias (12)	Argentina	92.75	92.75	92.75	92.75
Siderúrgica del Pacífico S.A.	Colombia	98.19	98.19	98.19	98.19
Cleary Holdings Corp.	Colombia	50.90	—	50.90	—
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., Ameristeel Bright Bar Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd..

(3) Subsidiaries: Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. and Florestal Itacambira S.A..

(4)  Subsidiaries: Gerdau US Financing Inc, Gerdau Macsteel Inc.

(5) Fixed-rate investment fund managed by Banco Gerdau S.A..

(6) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Sidenor y Cia., Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L. and Trefilados de Urbina, S.A., Rectificadora del Vallés S.A., Vicente Gabilondo and Hijos S.A.

(7) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A, Salomon Sack S.A., and Matco Instalaciones Ltda., Distribuidora y Comercializadora de Aceros Regionales Limitada., Trefilados Bonati S.A. e Cleary Holdings Corp.

(8) Subsidiary: Gerdau Macsteel Holdings Inc.

(9) Subsidiary: GTL Equity Investments Corp..

(10) Subsidiary: Ferrer Ind. Corporation.

(11) Subsidiaries: Siderúrgica Tultitlán, S.A., Ferrotultitlán, S.A., Arrendadora Valle de México, S.A.A. and GTL Servicios Administrativos México, S.A..

(12) Subsidiaries: Sipar Aceros S.A. and Siderco S.A..

As a result of the put option described in note 16.f, since the acquisition date the Company recognizes a 80% interest in Corporación Sidenor instead of 40% as described in the table above.

3.2 - Jointly-Owned Subsidiaries and Joint Ventures

Listed below are the equity interests in jointly-owned subsidiaries:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

		Equity Interests
		Total capital (*)		Voting capital
Jointly-owned subsidiaries	Country	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00
Estructurales Corsa, S.A.P.I de C.V	Mexico	50.00	—	50.00	—
SJK Steel Plant Limited	India	45.17	—	45.17	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the joint venture.

The condensed financial statements of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, and Estructurales Corsa, S.A.P.I. de C.V., accounted for under the equity method, are presented below on a consolidated basis:

	Joint ventures
	September 30, 2008	December 31, 2007
Assets
Current	848,686	404,275
Non-current	374,649	316,001
Total assets	1,223,335	720,276

Liabilities
Current	295,209	139,468
Non-current	8,629	8,493
Adjusted shareholders’ equity	919,497	572,315
Total liabilities and shareholders’ equity	1,223,335	720,276

	September 30, 2008	December 31, 2007
Statement of income
Net sales revenue	1,827,585	1,442,972
Cost of sales	(1,548,793)	(1,268,788)
Gross profit	278,792	174,184
Selling, general and administrative expenses	(18,380)	(19,811)
Other operating expenses/income	41,655	(12,642)
Income before financial income (expenses) and taxes	302,067	141,731
Financial (expenses) income	903	14
Income before taxes	302,970	141,745
Provision for income and social contribution taxes	(2,190)	(5,276)
Net income	300,780	136,469

3.3 – Affiliates

Listed below are the equity interests in affiliated companies:

		Equity Interests
		Total capital (*)		Voting capital
Affiliated Companies	Country	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. (2)	Mexico	49.00	—	49.00	—
Corporación Centroamericana del Acero S.A. (3)	Guatemala	30.00	—	30.00	—

(1) Subsidiaries: Industrias Nacionales C. by A. (Rep. Dominicana), Steelchem Trading Corp. , NC Trading e Industrias Nacionales C. x A., 1S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V..

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A..

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the affiliated company.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this affiliate because of the protection rights granted to minority shareholders that prevent the Company from fully implementing the decisions on conducting of the affiliate’s business.

The condensed financial statements of the affiliates Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and Corporación Centroamericana del Acero S.A., accounted for under the equity method, are shown as follow:

	Affiliated Companies
	September 30, 2008	December 31, 2007
Assets
Current	1,639,037	508,736
Non-current	816,716	434,995
Total assets	2,455,753	943,731

Liabilities
Current	872,582	286,300
Non-current	284,717	214,252
Adjusted shareholders’ equity	1,298,454	443,179
Total liabilities and shareholders’ equity	2,455,753	943,731

	September 30, 2008	December 31, 2007
Statement of income
Net sales revenue	1,457,662	394,293
Cost of sales	(1,012,100)	(300,365)
Gross profit	445,562	93,928
Selling, general and administrative expenses	(74,643)	(25,129)
Other operating expenses/income	19,947	6,011
Income before financial income (expenses) and taxes	390,866	74,810
Financial (expenses) income	(19,270)	(10,684)
Income before taxes	371,596	64,126
Provision for income and social contribution taxes	(72,788)	(13,612)
Net income	298,808	50,514

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of a subsidiary, jointly-owned subsidiary, or affiliated company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and converted to Brazilian reais (the Company’s reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this conversion are recorded under the caption “Cumulative translation adjustments” in shareholders’ equity after the date of transition to IFRS.

Goodwill is recorded as an asset under the accounts “Equity investments” and “Goodwill”. The goodwill is not amortized and subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

At the time of selling a subsidiary, jointly-owned subsidiary or affiliated company, goodwill is included in the determination of gain or loss.

3.5 - Acquisitions of companies (subsidiaries and jointly-owned subsidiaries)

a) Trefilados Bonati S.A.

In August 2008, the Company completed the acquisition of 100% of the shares in Trefilados Bonati S.A, a company in the manufacture and sale of nails and wires, located in Santiago, Chile. The acquisition value amounted to R$ 12.3 million.

b) Diaco S.A.

On January 14, 2008, the Company acquired from minority shareholders an additional stake of 40.2% in the capital of Diaco S.A. for US$ 107.2 million (R$ 188.7 million on the acquisition date). At the end of this operation, the Company came to hold, indirectly, 98.67% of the capital of Diaco S.A. The Company recognized goodwill on acquisition in the amount of R$ 233.0 million.

The significant amount of goodwill on acquisition recorded by the Company was due to the following:

•                  The acquisition of Diaco allowed the Company to expand its presence in South America counting on a company in Colombia, one of the most promising markets in the region.

•                  Increased market share with a primary focus on the domestic market.

•                  Potential market growth over the coming years.

c) Century Steel, Inc.

On February 12, 2008 the Company, through its subsidiary Pacific Coast Steel (PCS), announced the acquisition of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel Inc., (Utah); and Century Properties Henderson 18, LLC (collectively referred to as “CSI”), a rebar fabrication and structural steels company specialized in manufacturing and installing rebar fabrication and structural steel products for US$148.5 million, of which US$ 121.5 million (R$ 194.4 million) has already been paid. CSI is located in Las Vegas in the State of Nevada and has business in the States of Nevada, California, Utah, and New Mexico. The acquisition was concluded on April 1, 2008 and at the same time the subsidiary Gerdau Ameristeel paid US$ 82 million (R$ 131.2 million) to increase its equity interest in PCS to approximately 84%. The Company recognized goodwill on this increase in equity interest in the amount of R$ 85.9 million.

Goodwill on these acquisitions was recorded due to the following:

•                  The acquisition of CSI allowed the company to expand its presence in Western United States.

•                  Increased presence in the rebar fabrication and structured steel market.

•                  The Company believes it will be able to successfully integrate CSI’s operations and achieve synergy from the acquisition.

d) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement for the acquisition of 50.9% stake of Cleary Holdings Corp., a controlling company of production units of coking coal and reserves of coking charcoal in Colombia with a current production capacity of coking coal of 1.0 million tons per year and the reserves of coking charcoal are estimated at 20 million tons. The amount disbursed in this acquisition is US$ 73.0 million (R$ 119.3 million in the payment date). The Company recognized goodwill on acquisition in the amount of R$ 55.7 million.

The significant amount of goodwill on acquisition recorded by the Company was due to the following:

•                  Control of a production unit of coking coal and reserves of coking charcoal, located in Colombia.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

•                  This investment is part of the strategy of Gerdau Group and represents one more step to ensure the supply of fundamental raw materials to the steel production.

e) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company completed the acquisition of a 49% stake in Corsa Controladora, S.A. de C.V., which holds 100% of the capital of Aceros Corsa, S.A. de C.V. and also controls two distributors of steel and iron products. Aceros Corsa, situated in the city of Tlalnepantla, metropolitan region of Mexico City, is a mini-mill that produces long steel (light merchant bars) with an installed capacity of 150 thousand tons of crude steel and 300 thousand tons of rolled products per year. The amount disbursed in this transaction was US$110.7 million (R$186.3 million at the acquisition date). The Company and the shareholders of Corsa Controladora, S.A. de C.V.  also established a joint venture called Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project for the production of structural shapes in Mexico. The new unit will have an installed capacity of 1.0 million tons of crude steel and 700 thousand tons of rolled products per year and will involve an estimated investment of US$ 400 million. The industrial plant will start to operate in 2010. By September 30, 2008 the amount disbursed in this joint venture totaled R$ 23.6 million. This investment is recorded under the equity method. The Company recorded goodwill on this acquisition of R$ 134 million, which is presented together with the investment amount under “Investments accounted for under the equity method”.

Goodwill was recorded on the acquisition due to the following:

•                  This partnership strengthens Gerdau’s presence in the third largest steel consumer market in the Americas and allows us to continue as a consolidator of the international steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

f) SJK Steel Plant Limited

On April 2, 2008, the Company, through its subsidiary Corporación Sidenor, acquired the first portion of interest as defined in the joint venture agreement for an investment in Tadipatri, India, which was signed on June 22, 2007. This and the second portion, acquired on May 27, 2008, represented a 45.17% interest in SJK Steel Plant Limited, which is a steel producer with two LD converters, a continuous casting machine, and pig iron production facilities. The contract establishes joint ownership and the total investment amounted to US$ 72.6 million (R$ 119.8 million as of the payment dates). The Company paid part of this amount through an advance in 2007 and the remaining portion in 2008. This investment was recorded under the equity method.

g) Corporación Centroamericana del Acero S.A.

On April 21, 2008 the Company made a strategic alliance with the controlling shareholders of the holding company Corporación Centroamericana del Acero S.A., which holds steelmaking assets in Guatemala and Honduras and distribution in El Salvador, Nicarágua, and Belize. The amount disbursed in this transaction totaled US$ 180.0 million (R$ 303.7 million as of the acquisition date) and resulted in the acquisition of a 30% interest in Corporación Centroamericana del Acero S.A. This investment is recorded under the equity method. The Company recorded goodwill on this transaction of R$ 199.7 million, which is presented together with the investment amount under “Investments accounted for under the equity method”.

The steelmaking assets include a melt shop with an installed capacity of 500,000 metric tons of crude steel and rolling mills with an annual capacity of 690,000 metric tons for producing rebars, profiles, seamed tubes and flat bars, as well as drawn products and downstream operations to produce meshes, galvanized, annealed, and barbed wires, nails and metal roofs.

Goodwill was recorded on the acquisition due to the following:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

•                  The strategic alliance made with Corporación Centroamericana del Acero, Central America’s largest steel manufacturer.

•                  Gerdau’s position as one of the largest players in Central America and the Caribbean. Central America is a strategic region and becomes an important operation together with the units in Mexico and Dominican Republic for meeting local market demands. In addition, Central America has shown an impressive economic growth over the past years.

•                  The Company believes it will be able to successfully integrate Corporación Centroamericana del Acero S.A. operations and achieve synergies from the acquisition.

h) Gerdau MacSteel Inc. (Quanex Corporation)

On April 23, 2008 the Company completed the acquisition of 100% of Macsteel, Quanex Corporation’s steel business. On November 19, 2007, the Company had signed a definite agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of specialty steels (Special Bar Quality – SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. MacSteel also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two), and Wisconsin. MacSteel has an annual installed capacity of 1.2 million metric tons of steel and 1.1 million metric tons of rolled products.

The acquisition did not include Quanex’s Building Products business, which is not related to the steel business. Quanex announced the spin-off of this business when the acquisition proposal was finalized.

The disbursement in this transaction was US$ 1.47 billion (R$ 2.43 billion on acquisition date), in addition to the assumption of their debts and some liabilities.

The Company made a preliminary estimate of the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	100,201	850,605
Property, plant and equipamente	397,986	455,291	853,277
Non-current assets	83,442	315,249	398,691
Goodwill	11,072	1,568,072	1,579,144
Current liabilities	(588,272)	(279,700)	(867,972)
Non-current liabilities	(95,272)	(284,411)	(379,683)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

The Company recorded significant goodwill on the acquisition due to the following:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  Gerdau strengthens its position as a global supplier of specialty steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in specialty long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it will be able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

i) Distribuidora y Comercializadora de Aceros Regionales Limitada (Barracas Janssen Limitada)

On May 9, 2008 the Company acquired 100% of Distribuidora y Comercializadora de Aceros Regionales Limitada, a company that operates in buying, selling, and distributing metal structures and materials and inputs for the local construction sector in the city of Valparaiso, Chile. The transaction value totals R$ 8.6 million. As a result of this acquisition, the Company recorded goodwill of R$ 1.8 million.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

j) Rectificadora del Vallés

On May 30, 2008 the Company through its subsidiary Sidenor Industrial acquired 100% of Rectificadora del Vallés (RDV), a steel bar producer for the automotive, construction, and mechanical engineering industries, located in Barcelona, Spain. The transaction amount is € 32.0 million (R$ 81.0 million on acquisition date) in addition to the assumption of € 33.0 million (R$ 84.0 million on acquisition date) in debts. RDV has an annual installed capacity of 100 thousand metric tons of steel. As a result of this acquisition, the Company recorded goodwill of R$ 74.4 million.

Goodwill was recorded on the acquisition due to the following:

•                  The acquired company is Spain’s major independent wire drawing mill, based in Barcelona.

•                  Gerdau Group’s strategy to add value to its products and expand the value chain.

k) Vicente Gabilondo e Hijos, S.A. (Gabilondo)

On June 3, 2008 the Company through its subsidiary Sidenor Industrial acquired 100% of Vicente Gabilondo e Hijos, S.A. (Gabilondo), a steel bar producer for the automotive industry located in Eibar, Spain. The acquisition price was € 14 million (R$ 35 million on acquisition date). Gabilondo has an annual installed capacity of 30 thousand metric tons of steel. As a result of this acquisition, the Company recorded goodwill of R$ 21.2 million.

Goodwill was recorded on the acquisition due to the following:

•                  The Company’s strategy to offer customers unique products and maximum quality service is reinforced.

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices.

•                  The Company believes it will be able to successfully integrate Gabilondo’s operations and achieve synergies from the acquisition.

l) Hearon Steel Co.

On July 14, 2008, the Company, represented by its subsidiary Gerdau Ameristeel, purchased the assets of Hearon Steel Co., which is a rebar and epoxy coating manufacturer with units in the cities of Muskogee, Tulsa, and Oklahoma, State of Oklahoma. The acquisition price is US$ 15 million (R$ 24.2 million as of the acquisition date) and, as a result of this acquisition, the Company recorded goodwill of R$ 14.3 million.

Goodwill was recorded on the acquisition due to the following:

•                  The transaction increases the Company’s presence in the rebar fabrication market.

•                  The Company believes it will be able to successfully integrate Hearon Steel Inc.’s operations and achieve synergies from the acquisition.

m) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

On September 18, 2008, the Company, through its subsidiary Gerdau Aços Longos S.A., signed an agreement to purchase 100% of K.e.r.s.p.e. Empreendimentos e Participações Ltda., a company from the Super Laminação Group, for the amount of R$ 90 million. The business included four scrap warehouses located in the Brazilian cities of São Paulo, Piracicaba and São Caetano do Sul, State of São Paulo, and in the city of Betim, State of Minas Gerais. On September 15, 2008, the Company paid an advance for the acquisition of this stake in the amount of R$ 45 million. The acquisition depends on the fulfillment of certain conditions, which as of September 30, 2008 had not yet been met.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

3.6 - Total purchase price considered for the acquisitions in the period

	September 30, 2008	December 31, 2007
Acquired companies/shares
Trefilados Bonati S.A.	12,307	—
Diaco S.A.	188,693	—
Century Steel, Inc.	325,626	—
Cleary Holdings Corp.	119,350	—
Corsa Controladora, S.A de C.V.	186,284	—
Estructurales Corsa S.A.P.I. de C.V.	23,566	—
SJK Steel Plant Limited	84,091	—
Corporación Centroamericana del Acero S.A.	303,696	—
Gerdau MacSteel Inc.	2,434,062	—
Distribuidora y Comercializadora de Aceros Regionales Limitada	8,578	—
Rectificadora del Vallés	81,000	—
Vicente Gabilondo e Hijos, S.A.	35,000	—
Hearon Steel Co.	24,225	—
K.e.r.s.p.e. Empreendimentos e Participações Ltda	45,000	—
Chaparral Steel Company	—	7,792,394
Grupo Feld S.A. de C.V.	—	536,544
Multisteel Business Holdings Corp.	—	217,200
Siderúrgica Zuliana C.A.	—	176,185
Other acquisitions	—	34,034
Total purchase price considered as paid	3,871,478	8,756,357
Less: Cash and cash equivalents of acquired companies	(726,071)	(1,011,217)
	3,145,407	7,745,140

3.7 – Allocation of fair value in jointly-owned or shared control entities

a) Gerdau GTL México, S.A. de C.V. (Grupo Feld S.A. de C.V.)

In March 2008, the Company completed an appraisal of the fair value of assets and liabilities of Gerdau GTL México, S.A. de C.V. resulting in the recognition of an additional goodwill of R$ 7,468.

The table below presents the calculation of the fair value of the assets and liabilities for the purchase of Gerdau GTL Mexico on the purchase date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	90,478	3,612	94,090
Non-current assets	233,193	(11,080)	222,113
Goodwill	22,667	243,628	266,295
Current liabilities	(43,081)	—	(43,081)
Non-current liabilities	(2,873)	—	(2,873)
	300,384	236,160	536,544

Total purchase price considered			536,544

Goodwill was recorded on the acquisition due to the following:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices

•                  The Company believes it will be able to successfully integrate Gerdau GTL Mexico’s operations and achieve synergies from the acquisition

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

b) Multisteel Business Holdings Corp.

In May 2008, the Company completed an appraisal of the fair value of assets and liabilities of Multisteel Business Holdings Corp., and allocated part of the goodwill in the amount of R$ 45.8 million to the investment account.

This investment is accounted under the equity method and therefore the allocation of the fair value of the acquired company’s assets and liabilities is not consolidated and has effect only through a reclassification of the goodwill originally recognized. This amount is shown in Note 11. In addition, the amount resulting from the amortization of the fair value will be recognized in the Company’s income statement under “Equity in subsidiaries”.

c) Siderúrgica Zuliana C.A.

In June 2008, the Company completed an appraisal of the fair value of assets and liabilities of Siderúrgica Zuliana C.A., and allocated part of the originally recognized goodwill in the amount of R$ 8.1 million.

The table below shows the estimated fair value of assets and liabilities of Siderúrgica Zuliana C.A. as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	24,750	—	24,750
Non-current assets	54,964	12,248	67,212
Goodwill	—	103,850	103,850
Current liabilities	(8,620)	—	(8,620)
Non-current liabilities	(4,500)	(4,164)	(8,664)
	66,594	111,934	178,528

Total purchase price considered			178,528

The Company recorded a significant amount of goodwill with the acquisition due to the following factors:

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices

•                  The Company believes it will be able to successfully integrate Siderúrgica Zuliana’s operations and achieve synergies from the acquisition

d) Chaparral Steel Company

On September 2008, the Company completed an appraisal of the fair value of assets and liabilities of Chaparral Steel Company resulting in the recognition of additional goodwill of R$ 67.5 million.

The following table shows the estimated fair value of assets and liabilities when purchasing Chaparral Steel Company as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	1,800,252	167,525	1,967,777
Property, plant and equipment	1,028,165	248,452	1,276,617
Intangible assets	267,305	847,190	1,114,495
Non-current assets	21,182	14	21,196
Goodwill	156,612	4,987,266	5,143,878
Current liabilities	(1,094,706)	(162,951)	(1,257,657)
Non-current liabilities	(267,114)	(520,552)	(787,666)
	1,911,696	5,566,945	7,478,640

Total purchase price considered			7,478,640

Goodwill was recorded on the acquisition due to the following:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

•                  The fast consolidation of the global steel industry has resulted in a significant increase in acquisition prices

•                  The acquisition of Chaparral allowed the Company to expand its presence in Western United States.

•                  The existence of installed production capacity and workforce in the factories.

•                  Greater presence in the market of strong structural steels. This acquisition added large structural and piling products to the existing product mix offer.

•                  The Company believes it will be able to successfully integrate Chaparral’s operations and achieve synergies from the acquisition

NOTE 4 - CASH AND CASH EQUIVALENTS

	September 30, 2008	December 31, 2007
Cash	1,624,998	356,446
Banks and short-term investments	1,556,407	1,669,650
Cash and cash equivalents	3,181,405	2,026,096

NOTE 5 – SHORT-TERM INVESTMENTS

Trading securities

Cash investments in trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income from generated by these investments is recorded as financial income. On September 30, 2008 the Company held R$ 2,288,237 (R$ 2,836,903 as of December 31, 2007) in trading securities.

Available-for-sale securities

As of September 30, 2008 the Company held R$ 79,730 (R$ 276,374 as of December 31, 2007) in available-for-sale securities in current assets and R$ 90,336 in non-current assets, net of provision for losses.

Gerdau Ameristeel

In the prior year, the subsidiary Gerdau Ameristeel invested its excess cash in securities with variable interest rate and classified as investment grade, known as auction rate securities, which are classified as available-for-sale securities. As of September 30, 2008 Gerdau Ameristeel has R$ 90,336 million in investments of this nature. During the last months, these securities could not be sold because sales orders exceeded purchase orders. As a result of this event, Gerdau Ameristeel is not able to sell these investments until a future auction is successful, the issuer decides to redeem the securities, or the securities become redeemable. Although Gerdau Ameristeel intends to sell these investments as soon as market liquidity improves, as of September 30, 2008, Gerdau Ameristeel reclassified these investments from current assets to non-current assets. Due to the lack of similar transactions in the market for measuring the value of this investment, Gerdau Ameristeel uses valuation methods that include forecast cash flow and similar transactions. As a result of this analysis and other factors of impairment of assets, Gerdau Ameristeel recorded a loss in “financial expenses” of US$ 46.7 million in 2008 (R$ 89.4 million as of September 30, 2008). These securities will be analyzed every quarter in order to record any new impairments and to assure a correct classification in the balance sheet.

Other available-for-sale securities

As of September 30, 2008 other available-for-sale securities totaled R$ 79,730, which were recorded at their fair value and referred principally to short-term investments held by Gerdau MacSteel in the amount of R$ 74,929. These investments are value based on market quotations and the Company does not intend to hold these securities as permanent investments.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 6 – TRADE ACCOUNTS RECEIVABLE

	September 30, 2008	December 31, 2007
Trade accounts receivable - in Brazil	1,477,686	1,163,417
Trade accounts receivable - exports from Brazil	398,832	406,160
Trade accounts receivable - foreign subsidiaries	3,465,345	1,653,895
(-) Allowance for doubtful accounts	(62,424)	(51,156)
	5,279,439	3,172,316

The Company’s maximum exposure to doubtful accounts is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers the history of losses, individual situation of each customer and the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	September 30, 2008	December 31, 2007
Current	4,130,348	2,798,225
Past-due:
Up to 30 days	621,734	330,709
From 31 to 60 days	315,409	49,792
From 61 to 90 days	101,614	12,798
From 91 to 180 days	129,280	12,674
From 181 to 360 days	27,816	7,859
Above 360 days	15,662	11,415
(-) Allowance for doubtful accounts	(62,424)	(51,156)
	5,279,439	3,172,316

 The changes in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2006	(72,371)
Accrued receivables during the period	(18,001)
Recoveries in the period	2,885
Write-offs	35,883
Exchange variation	2,934
Acquisitions	(2,486)
Balance as of December 31, 2007	(51,156)
Accrued receivables during the period	(15,501)
Recoveries in the period	196
Write-offs	6,265
Exchange variation	(2,035)
Acquisitions	(193)
Balance as of September 30, 2008	(62,424)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 7 - INVENTORIES

	September 30, 2008	December 31, 2007
Finished products	3,486,210	2,274,955
Work in progress	2,157,631	1,357,559
Raw materials	2,523,274	1,280,241
Storeroom supplies	1,352,342	883,002
Advances to suppliers	213,131	73,353
Imports in transit	641,404	228,418
(-) Provision for obsolescence and market value adjustment	(192,388)	(40,867)
	10,181,604	6,056,661

The changes in the provision for obsolescence and adjustment to market value are as follows:

Balance as of December 31, 2006	(45,602)
Write-offs	11,501
Provision for the period	(10,917)
Exchange variation	4,151
Saldo em 31/12/2007	(40,867)
Balance as of December 31, 2007	5,526
Provision for the period	(133,634)
Exchange variation	(23,413)
Balance as of September 30, 2008	(192,388)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

During the nine-months periods ended September 30, 2008 and 2007 the amounts R$ 23,285,318 and R$ 16,962,638, were recognized, respectively, as cost of sales and freight. As of September 30, 2008 the cost of sales includes the amounts R$ 5,526 referring to permanently written off inventories and R$ 133,634 referring to the recognition of a provision for obsolescence and market value adjustment.

NOTE 8 – TAX CREDITS

	September 30, 2008	December 31, 2007
Current
ICMS (state VAT)	167,298	154,386
COFINS (tax on revenue)	74,508	95,963
PIS (tax on revenue)	13,996	19,477
IPI (federal VAT)	45,568	63,671
IRRF (withholding income tax)	118,598	192,245
IVA (value-added tax)	158,238	52,977
Others	25,308	19,598
	603,514	598,317

Non-current
ICMS (state VAT)	157,735	184,551
PIS (tax on revenue)	22,402	23,946
COFINS (tax on revenue)	98,413	109,032
IRRF (withholding income tax)	312,725	277,365
	591,275	594,894
	1,194,789	1,193,211

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

The estimate of realization of non-current tax credits is as follows:

	September 30, 2008	December 31, 2007
2009	106,607	179,457
2010	189,617	153,815
2011	132,052	113,196
After 2011	162,999	148,426
	591,275	594,894

NOTE 9 - INCOME AND SOCIAL CONTRIBUTION TAXES

a) Reconciliation of income (IR) and social contribution (CS) taxes:

	September 30, 2008			September 30, 2007
	IR	CS	Total	IR	CS	Total
Income before income taxes	6,023,974	6,023,974	6,023,974	4,168,598	4,168,598	4,168,598
Statutory tax rates	25%	9%	34%	25%	9%	34%
Income and social contribution taxes at statutory rates	(1,505,994)	(542,158)	(2,048,152)	(1,042,150)	(375,174)	(1,417,324)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(382,156)	213,545	(168,611)	(24,732)	190,062	165,330
- Equity in subsidiaries	59,392	21,381	80,773	23,875	8,595	32,470
- Interest on equity	198,090	64,440	262,530	95,704	34,452	130,156
- Tax incentives	106,024	—	106,024	39,619	—	39,619
- Tax deductible goodwill recorded in statutory books	158,671	57,123	215,794	154,433	55,596	210,029
- Permanent differences (net)	118,732	42,745	161,477	(5,326)	35,435	30,109
Income and social contribution taxes	(1,247,241)	(142,924)	(1,390,165)	(758,577)	(51,034)	(809,611)
Current			(1,686,470)			(807,527)
Deferred			296,305			(2,084)

The differences between the tax bases of the assets and liabilities included in the financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded as expense (or income) in the statement of income.

The Company’s subsidiaries in Brazil received R$ 44,387 as of September 30, 2008 (R$ 39,619 as of September 30, 2007) of tax incentives in the form of income tax reduction, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which represented R$ 61,638 as of September 30, 2008 (R$ 18,907 as of September 30, 2007). The respective tax incentives were recorded directly in the income and social contribution tax accounts on the statement of income.

b) Composition and changes of deferred income and social contribution taxes at statutory rates, constituted at nominal tax rates:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	Balance as of	Company	Recognized	Exchange	Balance as of
	December 31, 2007	acquisition	in income	variation	September 30, 2008
Non-current assets

Tax losses	133,923	—	(18,566)	13,668	129,025
Offset of tax losses	19,123	—	(4,060)	—	15,063
Provision for contingencies	128,962	—	(7,380)	—	121,582
Benefits granted to employees	182,058	—	(25,095)	15,617	172,580
Other temporary differences	322,361	—	112,601	35,576	470,538
Amortized goodwill	17,171	—	73,619	—	90,790
Property, plant and equipment	—	—	(6,920)	—	(6,920)
Provision for losses	130,253	—	(21,874)	—	108,379

Total Non-current assets	933,851	—	102,325	64,861	1,101,037

Non-current liabilities

Property, plant and equipment allocations	1,447,387	163,163	(364,570)	78,376	1,324,356
Intangible assets	418,402	114,841	46,785	1,724	581,752
Amortized negative goodwill	67,726	—	1,609	—	69,335
Benefits granted to employees	141,162	—	32,580	—	173,742
Inflation/foreign exchange effect	170,596	—	(151,544)	—	19,052
Other temporary differences	70,498	80,363	241,160	30,594	422,615

Total Non-current liabilities	2,315,771	358,367	(193,980)	110,694	2,590,852

Total net	(1,381,920)	(358,367)	296,305	(45,833)	(1,489,815)

Effect in the income of the period			296,305

The tax credits arising from tax loss carryforward are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider the history of profitability of the Company and its subsidiaries and the expectation of continuous profitability and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

c) Estimated recovery of income and social contribution tax credits:

	Assets
	September 30, 2008	December 31, 2007
2008	270,436	200,944
2009	188,721	163,552
2010	152,080	143,531
2011	98,235	197,520
2012	98,235	99,684
from 2013 on	293,330	128,620
	1,101,037	933,851

	Liabilities
	September 30, 2008	December 31, 2007
2008	58,583	223,273
2009	201,424	208,040
2010	198,527	139,786
2011	194,240	140,778
2012	194,240	138,981
from 2013 on	1,743,838	1,464,913
	2,590,852	2,315,771

d) Tax assets

As of September 30, 2008, the Company has total tax losses arising from its operations in Brazil of R$ 200,966 from income tax (R$ 255,115 as of December 31, 2007) and R$ 164,937 from social contribution tax (R$ 214,251 as of December 31, 2007), representing a deferred tax asset of R$ 65,086 (R$ 67,188 as of December 31, 2007). The Company believes that the amounts will be realized based on the combination of future taxable income, except for a portion of R$ 81,929 (R$ 76.925 as of December 31, 2007), due to the lack of an opportunity to use the tax losses in one of its subsidiaries. These tax losses can be carried forward indefinitely.

As of September 30, 2008, Gerdau Ameristeel had tax losses not from capital loss in the amount of approximately R$ 4,594 for Canadian tax purposes (R$ 142,767 as of December 31, 2007) that expire in 2027.The Company also has net operating losses of approximately R$ 566,059 for North American tax purposes (R$ 872,897 as of December 31, 2007) that expire between 2010 and 2027. The Company believes it will probably take advantage of the benefits from these losses, based on the annual limits forecasted and, therefore, no provision for loss has been recorded. The Company recorded a provision for devaluation of R$ 89,398 on September 30, 2008 related to its financial investments (Auction Rate Securities).  Deferred income tax in the amount of R$ 34,840 was calculated for the provision for devaluation, since the Company believes that the realization of these deferred tax assets is probable.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

Gross cost of the property, plant, and equipment	Lands and buildings	Machines, equipment, and installations	Furniture and appliances	Vehicles	Data electronic equipment	Foresting/ reforesting	Fixed assets under construction	Total

	—	—	—	—	—	—	—	—
Balances as of December 31, 2007	4,730,460	14,755,588	176,980	131,983	553,193	407,838	2,372,356	23,128,398
Foreign exchange effect	135,626	408,011	7,799	4,902	1,665	32,120	—	590,123
Acquisitions/sales of companies	195,084	683,655	4,220	—	—	24,658	—	907,617
Additions	60,410	3,457,577	29,473	15,884	32,962	1,284,894	64,289	4,945,489
Transfers	160,123	1,396,322	6,190	(657)	19,378	(1,565,691)	—	15,665
Disposals	(20,909)	(122,985)	(1,545)	(3,442)	(1,183)	(3,775)	(4,216)	(158,055)
Balances as of September 30, 2008	5,260,794	20,578,168	223,117	148,670	606,015	180,044	2,432,429	29,429,237

Accumulated depreciation

Balance on December 31, 2007	(1,414,463)	(5,302,821)	(104,248)	(67,719)	(336,829)	(74,374)	—	(7,300,454)
Foreign exchange effect	(16,532)	(152,331)	(4,346)	(2,159)	(52,148)	—	—	(227,516)
Acquisitions/sales of companies	(7,248)	(39,628)	(5)	—	—	—	—	(46,881)
Depreciation, amortization and depletion	(129,207)	(3,925,889)	(13,111)	(14,793)	(55,405)	—	(15,187)	(4,153,592)
Transfers	(12,547)	(46,176)	(2,226)	(10)	44,898	—	—	(16,061)
Disposals	4,480	90,271	933	1,970	1,145	—	—	98,799
Balances as of September 30, 2008	(1,575,517)	(9,376,574)	(123,003)	(82,711)	(398,339)	(74,374)	(15,187)	(11,645,705)

Net property, plant and equipment
Balances as of December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944
Balances as of September 30, 2008	3,685,277	11,201,594	100,114	65,959	207,676	105,670	2,417,242	17,783,532

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and appliances	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts – property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil), Spanish subsidiaries and the subsidiaries Gerdau Açominas S.A. and Aços Villares S.A. are also insured against loss of profits.

c) Capitalized interest and financial charges – financial charges capitalized during the nine-months period ended September 30, 2008 totaled R$ 84,826 (R$ 85,001 as of September 30, 2007).

d) Guarantees - fixed assets were pledged as collateral for loans and financing in the amount of R$ 2,205,638 as of September 30, 2008 (R$ 1,869,540 as of December 31, 2007).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 11 – INVESTMENTS

 a) Equity investments

	Dona Francisca Energética S.A.		Armacero Ind. Com. Ltda.	Joint Ventures North America	Grupo Multisteel Business Holdings Corp.		Corsa Controladora S.A. de C.V.		Estructurales Corsa S.A.P.I. de C.V.	Corporación Centro Americana del Acero, S.A.		SJK Steel Plant Limited	Others
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Investment	Goodwill	Investment	Investment	Goodwill	Investment	Investment	Total
Balances as of December 31, 2006	65,793	17,074	7,717	359,496	—	—	—	—	—	—	—	—	26,816	476,896
Equity in subsidiaries	8,793	—	(1,279)	92,550	25,676	—	—	—	—	—	—	—	(7,341)	118,399
Exchange variation	—	—	(318)	(55,930)	(9,206)	(5,116)	—	—	—	—	—	—	—	(70,570)
Dividends	—	—	—	(109,959)	—	—	—	—	—	—	—	—	—	(109,959)
Acquisition/disposal of investment	—	—	—	—	136,233	81,588	—	—	—	—	—	—	(4,345)	213,476
Balances as of December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	—	—	—	—	—	—	15,130	628,242
Equity in subsidiaries	6,864	—	8,452	130,410	57,708	—	26,800	—	(199)	20,873	—	(18,324)	4,983	237,567
Other equity variations	—	—	—	(1,271)	—	—	25,090	—	—	—	—	(3,445)	—	20,374
Exchange variation	—	—	435	71,065	30,788	6,635	(985)	12,660	504	7,055	40,448	(6,038)	—	162,567
Dividends	—	—	—	(98,342)	—	—	—	—	—	—	—	—	—	(98,342)
Acquisition/disposal of investment	—	—	—	—	—	892	52,250	134,034	71,423	103,978	199,718	127,254	(4,279)	685,270
Reclassification of fair value	—	—	—	—	55,470	(55,470)	—	—	—	—	—	—	—	—
Balance as of September 30, 2008	81,450	17,074	15,007	388,019	296,669	28,529	103,155	146,694	71,728	131,906	240,166	99,447	15,834	1,635,678

b) Other investments

	MRS Logística S.A.	Eletrobrás Centrais Elétricas Brasileiras S.A.
	Investment	Investment	Total
Balances as of December 31, 2006	4,772	—	4,772
Acquisition/disposal of investment	—	13,851	13,851
Balances as of December 31, 2007	4,772	13,851	18,623
Balance as of September 30, 2008	4,772	13,851	18,623

NOTE 12 — GOODWILL

The changes in the Company’s goodwill and its subsidiaries are as follows:

Balance as of December 31, 2007	6,043,396
(-) Foreign exchange variation	635,425
(+) Gerdau GTL México, S.A. de C.V.	6,144
(+) Chaparral Steel Company	41,620
(+) Pacific Coast Steel, Inc.	85,960
(+) Gerdau Açominas S.A.	3,122
(+) Gerdau Aços Longos S.A.	3,078
(+) Gerdau Aços Especiais S.A.	628
(+) Gerdau Comercial de Aços S.A.	502
(+) Diaco S.A.	232,991
(+) Century Steel Inc.	138,997
(+) Gerdau MacSteel Inc.	1,579,144
(+) Gerdau Ameristeel US Inc.	14,297
(+) Rectificadora del Vallés	74,373
(+) Vicente Gabilondo e Hijos, S.A.	21,213
(+) Distribuidora y Comercializadora de Aceros Regionales Limitada	1,787
(+) Cleary Holdings Corp.	55,669
(-) Enco Materials Inc.	(939)
(-) Siderúrgica Zuliana, C.A.	(6,667)
Balance as of September 30, 2008	8,930,740

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Goodwill by subsidiaries:

	September 30, 2008	December 31, 2007
Sipar Gerdau Inversiones S.A.	14,798	20,008
Distribuidora Matco S.A.	4,527	4,334
Sheffield Steel Corporation	135,566	114,058
Century Steel	151,811	9,416
Pacific Coast Steel, Inc.	222,863	117,151
Gerdau GTL México, S.A. de C.V.	248,753	228,724
Siderúrgica Zuliana, C.A.	102,950	104,094
Gerdau Ameristeel US Inc.	19,223	1,898
Chaparral Steel Company	5,274,807	4,926,315
Gerdau Açominas S.A.	173,251	170,129
Gerdau Aços Longos S.A.	170,804	167,726
Gerdau Aços Especiais S.A.	34,837	34,209
Gerdau Comercial de Aços S.A.	27,870	27,368
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.	53,965	53,965
Diaco S.A.	256,880	—
Trefilados de Urbina, S.A. - Trefusa	21,443	19,997
Enco Materials Inc.	38,209	44,004
Gerdau MacSteel Inc.	1,815,608	—
Rectificadora del Vallés	74,373	—
Vicente Gabilondo e Hijos, S.A.	21,213	—
Distribuidora y Comercializadora de Aceros Regionales Limitada	1,787	—
Cleary Holdings Corp.	65,202	—
	8,930,740	6,043,396

Goodwill impairment assessment

Goodwill impairment is evaluated every quarter through an analysis and the identification of events and circumstances that might give rise to need for anticipating the annual impairment test. If some event or circumstance indicates that the goodwill is impaired, then the test is anticipated. No goodwill impairment loss was identified for the Company in the period.

The Company tests goodwill for impairment on an annual basis using prevailing market practices, especially EBITDA multiples (Earnings before Interest, Taxes, Depreciation and Amortization) and discounted cash flow of its reporting units that have allocated goodwill.

NOTE 13 – INTANGIBLE

 Intangible assets refer basically to goodwill arising from the acquisition of companies:

	Pacific Coast Steel Inc.	Corporación Sidenor, S.A.	Chaparral Steel Company	Enco Materials Inc.	Gerdau Macsteel Inc.
	Trade Fund	Carbon Emission Reduction Certified	Trade Fund	Trade Fund	Trade Fund	Others	Total
Balance as of December 31, 2006	17,322	18,648	—	—	—	9,411	45,381
Exchange variation	(2,646)	(1,666)	(39,983)	43	—	(488)	(44,740)
Acquisition	1,628	5,472	1,112,808	14,917	—	4,156	1,138,981
Disposal	(831)	(15,890)	—	—	—	(264)	(16,985)
Amortization	(2,684)	—	(42,514)	(991)	—	(2,733)	(48,922)
Balance as of December 31, 2007	12,789	6,564	1,030,311	13,969	—	10,082	1,073,715
Exchange variation	(2,032)	(91)	70,303	837	71,825	209	141,184
Acquisition	38,673	18,803	—	—	338,550	2,808	398,834
Disposal	(4,284)	(9,241)	—	(955)	(24,896)	(1,087)	(40,463)
Amortization	(5,018)	—	(105,588)	(1,249)	—	(363)	(112,218)
Balance as of June 30, 2006	40,128	16,035	995,026	12,602	385,479	11,649	1,461,052
Estimated useful lives	5 years	Undefined	15 years	5 years	15 years	5 years

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 14 – LOANS AND FINANCING

Loans and financing are as follows:

	Annual
	charges (*)	September 30, 2008	December 31, 2007
Short term financing in Brazilian reais
Working capital	3.02%	43,923	534,718
Short term financing in foreign currency
Working capital (US$)	5.99%	774,674	508,510
Working capital (EUR)	5.13%	305,016	156,894
Working capital (Clp$)	6.05%	138,145	29,523
Working capital (Cop$)	12.40%	187,715	13,428
Working capital (PA$)	12.59%	87,035	54,113
Financing of investment (US$)	5.02%	3,375	72,935
Financing of fixed assets and others (US$)	6.88%	79,434	1,787
		1,619,317	1,371,908
Plus current portion of long-term financing		1,457,002	1,129,077
Short term financing plus current portion		3,076,319	2,500,985

Long-term financing in Brazilian reais
Working capital	10.18%	96,494	105,345
Financing of property, plant and equipament	8.05%	1,684,121	1,412,516
Financing of investment	12.48%	671,301	744,325
Long-term financing in foreign currency
Working capital (US$)	4.77%	455,798	395,548
Working capital (Cop$)	12.40%	177,911	—
Working capital (€)	5.13%	854,315	702,379
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	9.28%	1,917,562	1,772,751
Advances on export contracts (US$)	5.36%	396,180	508,687
Financing of investment (US$)	5.74%	8,702,441	6,400,934
Financing of property, plant and equipament and others (US$)	5.12%	1,510,019	1,547,720
		16,466,142	13,590,205
Less: current portion		(1,457,002)	(1,129,077)
Long term financing minus current portion		15,009,140	12,461,128
Total financing		18,085,459	14,962,113

* Weighted average tax on September 30, 2008.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index,  a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	September 30, 2008	December 31, 2007
Real (R$)	2,495,839	2,796,904
U.S. Dollar (US$)	13,839,483	11,208,872
Euro (€)	1,159,331	859,273
Colombian Peso (Cop$)	365,626	13,428
Argentine Peso (PA$)	87,035	54,113
Chilean Peso (Clp$)	138,145	29,523
	18,085,459	14,962,113

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Maturity of long-term loans and financing:

2009	394,252
2010	1,712,205
2011	3,273,238
2012	3,405,229
After 2012	6,224,216
15,009,140

a) Guaranteed Perpetual Notes and Senior Notes

Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 1,148,580 as of September 30, 2008). These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue, i.e., the first option for redemption is in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date. The redemption value corresponds to Notes’ face value. The subsidiary Gerdau Ameristeel Corporation has a private issue of Senior Unsecured Notes in the amount of US$ 405 million (R$ 775,292 as of September 30, 2008), at the cost of 10.375% per year, with maturity in 2011.

b) Term Loan Facility On September 14, 2007, the subsidiary Gerdau Ameristeel Corp. financed in part the acquisition of Chaparral Steel Company with a Term Loan Facility in the amount of US$ 2.75 billion (R$ 5,264,325 as of September 30, 2008). The Term Loan Facility has maturities of 5 and 6 years from the acquisition close date and is subject to Libor + between 1% and 1.25%. The Term Loan Facility is not collateralized by assets of Gerdau Ameristeel or its subsidiaries Gerdau S.A. and its Brazilian operating subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A.) have guaranteed the borrowers’ liabilities with respect to both credit lines.

c) Ten-Year Bonds (Investment Financing) On October 22, 2007 the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the total of US$ 1 billion (R$ 1, 914,300 on September 30, 2008). The bonds mature on October 20, 2017 and they have an annual interest of 7.25%, which will be paid twice a year in the months of April and October beginning in April 2008. The bonds are guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. In May 2008 the Company concluded the reopening of the Bond with a maturity date in 2017 through the subsidiary GTL Trade Finance Inc. in the amount of US$ 500 million (R$ 957,150 as of September 30, 2008) and at a yield of 6.875% p.a. The new issuance will be incorporated into the issuance made in October 2007 and it will be subject to interest of 7.25% p.a., which will be paid every six months (in April and October).

d) Guaranties

 The loans contracted under the FINAME/BNDES program, totaling R$ 1,758,177 on the date of the Financial Statements, are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 1% per year.

e) Covenants

As a way of monitoring the financial condition of the Company, the banks involved in the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the EBITDA for the last 12 months should represent at least 3 times the debt service of the same period. As of September 30, 2008 such covenant is around 9.2;

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual index indicates that the debt coverage level should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2008 such covenant around 2 times the EBITDA for the last 12 months;

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements. The contractual index indicates that the Net Worth must be greater than R$ 3,759,200; and

IV) Current Ratio - measures the capacity to pay current liabilities. The contractual index indicates that the current ratio must be greater than 0.8. As of September 30, 2008 the current ratio is 7.95.

All the covenants mentioned above are calculated based on the Consolidated Interim Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

f) Credit Lines In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from the BNDES (National Bank for Economic and Social Development) in the amount of R$ 900,000 for the purchase of equipment and for expenses. The funds are provided as the subsidiaries implement their investment plans and submit proof of expenditures to the BNDES. As of September 30, 2008, R$ 773,968 of this credit line had been drawn down. The contracted interest rate was TJLP (long-term interest rate) + 2.5% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and are subject to the compliance with financial covenants by Metalúrgica Gerdau S.A.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of September 30, 2008, R$ 204,545 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and contain restrictive covenants which must be met by Metalúrgica Gerdau S.A.

In November 2006, Gerdau S.A. closed a Senior Liquidity Facility operation in order to provide the management of its liabilities with one more tool that will make it possible to better manage short-term risks. The operation contributed to reduce the Company’s level of exposure in the case of liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 765,720 as of September 30, 2008) and the borrower will be the subsidiary GTL Trade Finance Inc., with guarantees provided by the following companies: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.. The program has a 3-year cash period with 2 years for payment from the time each disbursement is made. The costs are a Facility Fee of 0.27% per year and Libor + 0.30% to 0.40% per year in the case of disbursement. No amounts have been withdrawn against this credit line as of September 30, 2008.

The subsidiary Gerdau Açominas S.A. has the following credit facilities:

•        US$ 201 million (R$ 384,774 as of September 30, 2008) from BNP Paribas (50%) and the Industrial and Commercial Bank of China - ICBC (50%), whose credit insurance was given by China Export & Credit Insurance Company (Sinosure) and guarantee by Gerdau S. A. The operation has a term of twelve years, for which three are the grace period and the remaining nine for payment. The operation had an all-in cost of 6,97% per year on the contract date. As of September 30, 2008, US$ 174,5 million (R$ 334,045) of this credit line had been drawn down. The funds are being used to finance 85% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant.

Together with the contracting of this line of credit, Gerdau entered into a commercial loan operation for the total of US$ 50 million with BNP Paribas. This line has already been fully used.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,244,295 as of September 30, 2008) falling due in October 2010. In June 2008 the Company increased its credit line to US$ 950 million (R$ 1,818,585), which can be drawn in U.S. dollars (LIBOR + 1% to 2% per year or US Prime/FED Funds plus -0.5% to +0.5% per year) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus 1% to 2% per year, or Canadian Prime plus 0% to 1% per year) or US Prime/FED Funds plus -0,50% to +0,50% per year. The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of September 30, 2008. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

In November 2006, the subsidiary Gerdau Ameristeel US Inc. obtained a credit line from KfW IPEX-Bank in the amount of US$ 75 million (R$ 143,573 as of September 30, 2008), with a maturity in November 2008. The contracted interest rate for ECA Loans was Libor plus 0.3% to 0.6% per year and for Commercial Loans was Libor plus 1.6% to 2.2% per year. As of September 30, 2008, US$ 15 millions (R$ 28,715 as of September 30, 2008) of this credit line had been drawn down. The funds will be used to finance the acquisitions of fixed assets. The equipment to be financed will be given as guarantee for this line.

In May 2008, the subsidiary Gerdau MacSteel US Inc. received a 3-year credit line from a bank syndicate led by Citibank N.A in the amount of US$ 500 million (R$ 957,150 as of September 30, 2008). As of September 30, 2008 US$ 400 million (R$ 765,720) of this credit facility had been used, and the principal will be paid in three installments, in the 24th month, in the 30th month, and in the 36th month. The contracted interest rate was Libor + 1.25%.  The funds were used to repay the loan obtained to purchase the company (Bridge Loan). The loan is guaranteed by Gerdau Group companies.

The subsidiary Gerdau Aza S.A. has a credit facility of Clp$ 39 billion (R$ 135.225 as of September 30, 2008), bearing interest of 22.8% per year. This credit facility had not yet been used as of September 30, 2008.

NOTE 15 - DEBENTURES

	General	Quantity as of September 30, 2008
Issuance	Meeting	Issued on	Portfolio	Maturity	Annual charges		September 30, 2008	December 31, 2008
3rd - A and B	May 27, 1982	144,000	90,120	01/06/2011	CDI		142,227	165,970
7th	July 14, 1982	68,400	56,541	01/07/2012	CDI		38,618	152,606
8th	November 11, 1982	179,964	28,557	02/05/2013	CDI		322,134	257,961
9th	June 10, 1983	125,640	117,477	01/09/2014	CDI		26,582	252,086
11th - A and B	June 29, 1990	150,000	120,724	01/06/2020	CDI		90,377	131,147
							619,938	959,770
Aços Villares S.A.	September 1, 2005	28,500	—	01/09/2010	104,5 DI	%	310,256	308,028
Debentures held by subsidiaries							(4,121)	(326,522)
Total Consolidated							926,073	941,276
Current							167,756	38,125
Non-current							758,317	903,151

Maturities of long-term amounts are as follows:

	September 30, 2008	December 31, 2008
2009	35,625	142,500
2010	106,875	127,403
2011	142,227	165,970
2012	38,618	152,606
After 2012	434,972	314,672
	758,317	903,151

Debentures issued by Gerdau S.A. The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 11.63% and 11.82% as of September 30, 2008 and December 31, 2007, respectively.

Debentures issued by Aços Villares S.A. The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market with a face value of R$ 10 totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:

• Cash and cash equivalents - are presented in note 4.

• Short-term Investments - are recorded at their redemption value at the date of the Consolidated Interim Financial Statements and presented in note 5.

• Trade accounts receivable - are explained and presented in Note 6.

• Related-party transactions - are described in note 19.

• Loans and financing - are presented in note 14.

• Debentures - are presented in note 15.

b) Fair value – the fair value of the aforementioned financial instruments, calculated as per methodologies mentioned in note 2.19 d, is as follows:

	September 30, 2008		December 31, 2007
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	3,181,405	3,181,405	2,026,096	2,026,096
Short-term investments	2,458,303	2,458,303	3,113,277	3,113,277
Trade accounts receivable	5,279,439	5,279,439	3,172,316	3,172,316
Imports financing	1,504,721	1,504,721	1,541,315	1,541,315
Prepayment financing	369,527	369,527	460,074	460,074
Senior Notes	768,983	743,427	716,792	757,850
Perpetual bonds	1,150,845	1,101,373	1,064,876	1,107,534
Other financing	14,291,382	14,291,382	11,179,056	11,179,056
Debentures	926,073	926,073	941,276	941,276
Related parties (assets)	65,008	65,008	17,100	17,100
Related parties (liabilities)	1,029	1,029	563	563
Unrealized gains on derivatives	59,742	59,742	1,567	1,567
Unrealized losses on derivatives	83,763	83,763	18,070	18,070
Dividends payable	19,886	19,886	392	392
Other accounts receivable	524,181	524,181	511,285	511,285
Other accounts payable	1,073,501	1,073,501	857,665	857,665
Long-term incentive plan	—	37,623	—	33,445
Minority interest put options	584,995	584,995	889,440	471,477

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the subsidiaries or in prices of raw materials and other inputs used in the production process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials.  In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: This risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating between variable and fixed rates (such as LIBOR and CDI) when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Exchange rate risk: This risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of foreign currency denominated contracts.  The Company assesses its exposure to the exchange rate by subtracting its assets in dollars and thereby leaving its foreign exchange exposure net, which is what really will be affected by a movement in the foreign currency. In addition, along with accounts receivable originating from exports and investments abroad that in economic terms make up a natural hedge, the Company assesses using hedge operations and more commonly swap operations if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invest solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (shareholders’ equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to elaborate strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. The Total Debt is composed of loans and financing (note 14) and debentures (note 15). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program. In the last years, the key indicators of the capital structure management process have been as follows:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 7 times
Debt/Shareholders’ Equity Ratio	between 25%-75% and 50%-50%

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in notes 14 and 15, respectively.

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 0.1% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Interim Financial Statements. The impact calculated considering such variation in the foreign exchange rate totals R$ 7,483 as of September 30, 2008 (R$ 12,165 as of December 31, 2007). The Company believes that the dollar appreciation against the Brazilian Real during the fourth quarter of 2008 will be approximately 5%.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the oscillation of the exchange rate.

Interest rate sensitivity analysis: The Company is exposed to interest rate risks in its loans, financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or a 0.1% reduction between the Brazilian real and the foreign currencies on such outstanding loans, financing and debentures on the date of the Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 79,859 as of September 30, 2008 (R$ 59,419 as of December 31, 2007). The Company intends to maintain the current levels of interest rates on its loans, financing, and debentures during the fourth quarter of 2008.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both the prices. The impact measured considering this variation in the price of products sold and raw materials and other inputs totals R$ 164,074 as of September 30, 2008 (R$ 113,716 as of September 30, 2007).

d) Financial Instruments per Category

Summary of the financial instruments per category:

30/09/2008 Ativos	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Available for sale	Total
Short-term investments	—	2,378,573	—	79,730	2,458,303
Derivatives	—	30,215	19,834	—	50,049
Trade accounts receivable and other receivables	5,878,321	—	—	—	5,878,321
Cash and cash equivalents	3,181,405	—	—	—	3,181,405
Total	9,059,726	2,408,788	19,834	79,730	11,568,078

Liabilities		Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities	Total
Financing		—	—	20,813,947	20,813,947
Derivative financial instruments		87,995	(4,231)	—	83,764
Total		87,995	(4,231)	20,813,947	20,897,711

		Assets at fair value
		with gains and
December 31, 2007	Loans and	losses recognized
Assets	receivables	in income	Available for sale	Total
Short-term investments	—	2,836,903	276,374	3,113,277
Derivatives	—	1,567	—	1,567
Trade accounts receivable and other receivables	3,700,701	—	—	3,700,701
Cash and cash equivalents	2,026,096	—	—	2,026,096
Total	5,726,797	2,838,470	276,374	8,841,641

	Liabilities at
	market value with
	gains and losses
	recognized in the	Other financial
Liabilities	result	liabilities	Total
Loans and Financing	—	16,868,676	16,868,676
Derivative financial instruments	18,070	—	18,070
Total	18,070	16,868,676	16,886,746

Except for an instrument classified as cash flow hedge, whose effectiveness can be measured and that has its unrealized losses and/or gains classified directly in the shareholders’ equity, all the derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forward). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented as “Net gains (losses) on derivatives” in the consolidated statement of income.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

e) Operations with derivative financial instruments

According to the Company’s internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It therefore considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as counterpart an uncovered asset or liability, provided as the position is not leveraged.

Derivative financial instruments include interest rate swap agreements, mainly for exchanging variable-rate debt based on the CDI (interbank deposit rate) denominated in Brazilian reais for fixed-rate debt based on the Brazilian reference rate, swapping fixed interest rate debts in US dollars for variable rate debts based on the Japanese Libor, as well as a reverse swap in which the Company receives a variable rate based on the Japanese Libor and pays a fixed interest rate in US dollars.

Forwards:

The subsidiary Aços Villares has NDF’s (Non Deliverable Forwards) at a nominal value of US$ 206.4 million, equivalent to R$ 395,111 as of September 30, 2008 that takes on the average PTAX from the month before it is due and the bank adopts a fixed US dollar rate for the maturity date. The total is distributed into tranches in order to cover income from exporting rolls and the last one is due on January 1, 2011.The fair value of this contract, which represents the settlement amount if the contract were finalized on September 30, 2008, is a net loss of R$ 42,022.

The subsidiary Diaco S.A. contracted NDFs (Non Deliverable Forwards) in the amount of US$ 32.1 million, equivalent to R$ 61,449 as of September 30, 2008 and maturing on February 1, 2009 in order to fix the cost of purchasing scrap and other inputs used in the steel making process. The fair value of this contract, which represents the settlement amount, should the contract be terminated as of September 30, 2008, is R$ 9,693 (net gain).

Swap Contracts

Floating to Fix:

The subsidiary Aços Villares has swaps in the amount of US$ 59 million, equivalent to R$ 112,944 as of September 30, 2008 in which the financial charges stated in export pre-payment contracts are added by prefixed interest rates equivalent to LIBOR added by interest. The fair value of this contract, which represents the settlement amount, should the contract be terminated as of September 30, 2008, is R$ 3,320 (net loss).

The subsidiary Gerdau Açominas S.A. entered into interest rate swap contracts whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US Dollars. These contracts have a nominal value of R$ 242.5 million, equivalent to R$ 464,217 on September 30, 2008 and a maturity date between June 15, 2010 and November 30, 2011. The fair value of these contracts, which represents the settlement amount if the contracts were finalized on September 30, 2008, is a net loss of R$ 11,281.

The subsidiary GTL Equity Investments Corp. contracted offshore swaps with maturity dates between October 1, 2008 and December 21, 2011. The nominal values of these contracts together were US$ 350 million, equivalent to R$ 670,005 as of September 30, 2008. The fair value of these contracts, which represents the settlement amount, should the contracts be terminated on September 30, 2008, is a loss of R$ 17,384 and a gain of R$ 6,687, which generates a net loss of R$ 10,697.

The subsidiary Siderúrgica del Peru S.A.A. - Siderperu - entered into an interest rate swap contract, whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 75 million, equivalent to R$ 143,572 on September 30, 2008 and a maturity date on April 30, 2014. The fair value of this contract, which represents the amount to be received if the contract were finalized on September 30, 2008, is a net loss of  R$ 3,735.

The subsidiary Gerdau Ameristeel entered into interest rate swap contracts, qualified as cash flow hedges, in order to reduce its exposure to the variation based on Libor of the Term Loan Facility (note 14). The contracts have a nominal value of US$ 1 billion, equivalent to R$ 1.591.900 as of September 30, 2008. The fixed interest rates for such swaps are between 3,3005% and 3,7070% and have maturities between March 2012 and September 2013. If added to the spread over Libor related to the tranche B of the Term Loan Facility, the interest rate for these swaps would be between 4,5505% and

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

4,9570%. The fair value of these swaps, which represents the settlement amount if the contract were finalized on September 30, 2008, is a net gain of R$ 19,834, which is recorded as a specific component of shareholders’ equity.

The Subsidiary Gerdau MacSteel contracted swaps with interest rates, exchanging its floating Libor for a Fixed Libor, in order to reduce its exposure to the variation of the Libor of the Term Loan Facility. The contracts have a nominal value of US$ 400 million, equivalent to R$ 765,720 on September 30, 2008 and the fixed Libor for these swaps are between 3.5% and 3.73%, with maturity dates between May/2010 and May/2011. The market value (fair value) of these swaps, which represents the settlement amount, should the contract be terminated on September 30, 2008, is a net loss of R$ 4,231. These amounts are recorded in a specific account of shareholders’ equity.

The Subsidiary Corporación Sidenor entered into interest rate swap contracts whereby it receives a variable interest rate based on Euribor and pays a fixed interest rate in Euro. These contracts have a nominal value of Euro 27 million, equivalent to R$ 70,429 on September 30, 2008 and maturity date on March 23, 2010. The fair value of this contract, which represents the settlement amount, should the contract be terminated on September 30, 2008, is a net loss of R$ 1,588.

Cross Currency Swap

The Subsidiary Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Japanese LIBOR in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of US$ 224.5 million, equivalent to R$ 429,830 on September 30, 2008. This swap’s maturity date is March 31, 2015. The fair value of this contract, which represents the settlement amount, should the contract be terminated on September 30, 2008, is a net gain of R$ 420.

The Subsidiary Gerdau Açominas S.A. also entered into a reverse swap contract whereby it receives a fixed interest rate based on US dollars and pays a variable interest rate in Japanese LIBOR in Japanese yens with a nominal value of US$ 250.3 million, equivalent to R$ 479,173 on September 30, 2008. This swap’s maturity date is March 24, 2016. The fair value of this contract, which represents the settlement amount, should the contract be terminated on September 30, 2008, is a net gain of R$ 21,878.

The derivatives instruments can be summarized and categorized as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	Nocional			Fair value
	September 30, 2008	December 31, 2007		September 30, 2008	December 31, 2007
Contratos Futuros (Forward)
Notional Receivable	US $ 32,1 million	—	MTM (*)	9,693	—
Notional Payable	US $ 206,4 million	—	MTM (*)	(42,022)	—

Contratos SWAP
Floating to Fix - Foreing currency - US$
Notional Receivable	US $ 2.126 million	US $ 706 million	MTM (*)	27,584	25
Notional Payable	US $ 2.126 million	US $ 706 million	MTM (*)	(39,986)	(17,134)

Floating to Fix - Foreing currency - Eur
Notional Receivable	Eur 27 million	Eur 27 million	MTM (*)	167	—
Notional Payable	Eur 27 million	Eur 27 million	MTM (*)	(1,755)	(78)

Cross Currency Swap - Foreing currency
Notional Receivable	US $ 475 million	US $ 524 million	MTM (*)	22,298	1,542
Rate	JPY 118,18	JPY 118,18

Notional Short	US $ 475 million	US $ 524 million	MTM (*)	—	(858)
Rate	US$PTAX	US$PTAX
				(24,021)	(16,503)

MTM (*) - Market-to-Market

The fair value effects was classified in the Balance sheet as follows:

	September 30, 2008	December 31, 2007
Unrealized gains on derivatives
Current assets	181	14
Non-current assets	59,561	1553
	59,742	1,567
Unrealized losses on derivatives
Current liabilities	(37,963)	(1,964)
Non-current liabilities	(45,800)	(16,106)
	(83,763)	(18,070)
Net effect	(24,021)	(16,503)

f) Share purchase obligations

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor, purchased simultaneously 40% and 20% of Sidenor, respectively. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 thousand plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its stake of 40% in Sidenor was 165,828 euros (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate and Sidenor has the right of preference to purchase these shares and also may at any time during the period of the put option validity to require that the Santander Group exercises the put option before the expiration date. Furthermore, the Company consented to guarantee to pay to the Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any time up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to that date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a noncurrent liability under “Minority interest put options”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of September 30, 2008, such potential commitment totaled R$ 466,201 (R$ 471,477 as of December 31, 2007).

In 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder (together with other third parties) of the indirect subsidiary Aços Villares S.A. (“Villares”). This contract gave BNDESPAR the right to sell to the Company its 28.8% stake in Villares at a specified price. On December 31, 2007 the value of this put option was zero, since the value of the shares held by the

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 bank was higher than the option’s value. According to IAS 32 (Presentation of Financial Instruments), the Company reclassified the exercise price of the put option from “Minority interests” to “Minority interest put options” in non-current liabilities. As of December 31, 2007 the amount recognized as potential obligation amounts to R$ 417,963. Since BNDESPAR sold its shares to Metalúrgica Gerdau S.A., the option ceases to exist, and the reclassification of the minority shareholders holding account to the Liabilities account by purchase of shares in the non-current liability was reversed for the period ending September 30, 2008.

Gerdau Ameristeel has the call option for 16% of the remaining stake in PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the remaining 16% stake in PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average for the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not exercise the call option, then the minority shareholders are entitled to exercise the option to sell their remaining stake to Gerdau Ameristeel. In case the call/put option is exercised, the other party is obligated to sell/purchase the remaining stake. As established by IAS 32 (presentation of financial instruments), the Company performed the reclassification of the exercise value of the put option from the account (minority interests” to non-current liabilities under the account “minority interest put options”. By the end of the term established in the put and call option and in case none of the involved parties exercise it, the reclassification will be reversed and the amount of the stake held by PCS minority shareholders, on the date of the Financial Statements, will be recognized as a minority interest. As of September 30, 2008 the amount recorded as potential obligation is R$ 118,794.

g) Net investment hedge

As described in note 2.20 and based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company, on September 30, 2008, opted to designate as hedge part of its net investments in subsidiaries abroad the operations of Ten Year Bonds described in Note 14c in the amount of US$ 1.5 billion, which were made in order to provide part of the resources for the acquisition of Chaparral Steel Company and Gerdau MacSteel Inc. Based on the regulation and interpretation mentioned above, the Company demonstrated how highly effective a hedge can be when contracting debts for acquiring these companies abroad, whose effects will be measured and recognized directly in a shareholders’ equity account beginning October 1, 2008.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

NOTE 17 – TAXES PAYABLE

	September 30, 2008	December 31, 2007
Income tax and social contribution taxes	635,012	92,548
Payroll charges	108,036	96,895
ICMS (state VAT)	75,959	33,310
COFINS (tax on revenue)	75,266	21,667
IPI (federal VAT)	7,871	40,207
PIS (tax on revenue)	15,995	4,546
IRRF (withholding income tax)	62,040	30,121
Taxes in installments	55,532	30,566
IVA (value-added tax)	41,394	41,602
Other	173,077	70,849
	1,250,182	462,311

NOTE 18 - OBLIGATIONS AND PROVISIONS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving labor, civil, and tax matters. Based on the opinion of its legal counsel, Management believes that the reserve for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of September 30, 2008.

The balances of the reserves are as follows:

I) Provisions

		September 30, 2008	December 31, 2007
a) Tax contingencies
ICMS (state VAT)	(a.1)	32,957	89,454
CSLL (social contribution tax)	(a.2)	19,519	5,903
IRPJ - Corporate Income Tax	(a.3)	13,242	13,098
INSS (social security contribution)	(a.4)	40,541	46,671
ECE (Emergency Capacity Charge)	(a.5)	33,996	33,996
RTE (Extraordinary Tariff Adjustment)	(a.5)	21,763	21,612
II (import tax)/IPI (excise tax) Drawback	(a.6)	120,933	89,018
Other tax contingencies	(a.7)	23,739	49,393
		306,690	349,145
b) Labor contingencies	(b.1)	134,441	124,173
		134,441	124,173
c) Civil contingencies	(c.1)	12,170	15,785
		12,170	15,785
		453,301	489,103

a) Provision for Tax Contingencies

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings under judgment by the Finance Department of the States of Mato Grosso, Maranhão, Amazonas, Bahia, Rio de Janeiro and Minas Gerais, by the State Courts of Pernambuco e Minas Gerais e by the Federal Courts of Pernambuco. The contingencies were properly updated, as established by legislation. The reduction of the amount is due to the inclusion of debts in the Special Installment Payment Program for ICMS, established by Law No. 17247 of December 27, 2007, and Decrees No. 44695 of December 28, 2007 and No. 44704 of January 15, 2008, in the State of Minas Gerais.

a.2) CSLL - The lawsuit refers to the constitutionality of the tax and the tax basis.

a.3) IRPJ- under discussion at the administrative level.

a.4) Lawsuits related to INSS in the lower and appellate courts of Minas Gerais, Rio de Janeiro, Espírito Santo,  Pernambuco and Bahia. The consolidated balance refers to tax delinquency notices for INSS on outside services relating to the last 10 years for which the National Institute of Social Security understands that Gerdau Açominas S.A. is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with judicial deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Adjustment (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Courts of Sao Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts, the Superior Court of Justice and Federal Supreme Court. The Company has fully deposited in judicial the amounts of the charges under discussion.

a.6) This reserve is intended to cover amounts required by the Federal Revenue Service for Import Tax, Excise Tax and applicable charges on transactions. Part of the reserve was recorded by the subsidiary Gerdau Açominas S.A. before the questioning by the tax authorities on transactions made under a drawback that was subsequently annulled by the Foreign

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Trade Operations Department - DECEX. The Company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. This issue is under litigation that currently awaits judgment in the Federal Supreme Court (STF).

a.7) The reserve was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Provision for Labor Contingencies

b.1) The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Provision for Civil Contingencies

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of business, which totaled as of September 30, 2008 the amount shown as contingent liabilities.

II) Unaccrued Contingent Liabilities

a) Tax Contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 51,360. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from exports of semi-finished processed products. Currently, the total amount demanded is R$ 35,933. The Company has not made any reserve for such claims since it believes that this tax is not applicable, the products do not fall under the definition of semi-finished processed products as established in federal complementary law and, therefore, are not subject to ICMS.

a.3) On December 6, 2000, the Company adopted REFIS (Tax Debt Refinancing Program) to pay PIS and COFINS debts in 60 installments, the last of which was paid on May 31, 2005. After the payment of all the installments, there is a remaining balance of R$ 21,125 of the REFIS account, which was duly contested. After the pending issues identified in the administrative proceeding are solved with the REFIS Management Committee, the Company understands that the installment payment will be complete.

a.4) The Company and its subsidiaries Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the Value-Added Tax on Sales and Services (ICMS) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 179,738. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

a.5) The Company and its subsidiary Gerdau Açominas S.A., are parties to the lawsuits relating to IPTU, Import Tax and IPI. The total amount of these lawsuits is R$ 19,953. No reserve has been recorded for these lawsuits since they were assessed as possible loss by the legal counsel.

b) Civil Contingencies

b.1) Antitrust proceeding involving the Company brought by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The proceeding was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

However, the proceeding was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment — a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2007 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE. On July 3, 2008, Gerdau filed an appeal against the interlocutory order concerning the untimely presentation of defense by CADE.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, that the administrative proceeding until now has irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

b.2) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right to the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the judicial deposit was withdrawn in December 2004.

Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately R$ 110,000, was recorded based on the amount of fixed costs incurred

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008 during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the Company incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts, who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the results of operations or the consolidated financial position of the Company is remote.

III) Unaccrued contingent assets

a) Tax Contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2008 and following years. For this reason, this asset is not recorded in the Financial Statements.

a.2) Also, the Company and its subsidiary Gerdau Açominas S.A. expect to recover IPI premium credits. Gerdau S.A. has filed administrative requests for reimbursement, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceeding was judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 326,502 (consolidated). Due to the uncertainty as to its realization, the credit is not recorded.

The changes in the reserve for contingencies are shown below:

	September 30, 2008	December 31, 2007
Balance at the beginning of the period	489,103	402,795
(+) Amounts accrued against income	67,517	86,834
(-) Reversal of amounts against income	(116,766)	(42,427)
(+) Foreign exchange effect on provisions in foreign currency	506	311
(+) Company acquisitions	12,941	41,590
Balance at the end of the period	453,301	489,103

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2008	December 31, 2007

Tax	224,459	212,979
Labor	8,512	8,506
Other	2,195	2,250
	235,166	223,735

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 19 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	September 30, 2008	December 31, 2007
Assets
Controlling shareholders
Metalúrgica Gerdau S.A.	349	86
Santa Felicidade Ltda.	—	15
Affiliated Companies
Armacero Ind. Com. Ltda.	4,978	10
Joint Ventures
North America Joint ventures	2,578	—
Others
Fundação Gerdau	56,881	16,971
Others	222	18
	65,008	17,100

Liabilities
Controlling shareholders
Santa Felicidade Ltda.	(403)	—
Affiliated Companies
Armacero Ind. Com. Ltda.	(606)	—
Jointly-owned subsidiaries
North America Joint Ventures	—	(499)
Others	(20)	(64)
	(1,029)	(563)
	63,979	16,537

	September 30, 2008	December 31, 2007
Loans and advances to executive officers	231	2,090

	September 30, 2008	September 30, 2007
Net financial income (expenses)	(1,149)	20,435

b)              Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A in the amounts of R$ 1,198,664 and R$ 53,369, respectively.

The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A.  – Siderperú for a secured loan of up to US$ 150,000, equivalent to R$ 287,145  as of September 30, 2008.

The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 66,832, corresponding to a joint liability of 51.82% of the amount.

The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A., Gerdau Aços Longos S.A. and Florestal Rio Largo Ltda. are the guarantors of the vendor financing loan agreement of the affiliate Banco Gerdau S.A., in the amounts of R$ 6,417 R$ 49,811, R$ 37,561 and R$ 7,633, respectively.

The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility of the subsidiary GTL Trade Finance Inc. in the amount of US$ 400,000, equivalent to R$ 765,720 as of September 30, 2008.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for the subsidiary of Gerdau Ameristeel Corporation, GNA Partners, in financing contracts in the amount of US$ 2,6 billion, equivalent to R$ 4, 977,180 as of September 30, 2008.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for GTL Trade Finance Inc. for the issuance of bonus with a maturity of 10 years (10-year bond) untill the amount of US$ 1,5 billion, equivalent to R$ 2, 871,450 as of September 30, 2008.

The Company and its subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especias S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are guarantors for Gerdau MacSteel Inc. for the financing called Term and Revolving Credit Agreement with a maturity of 3 years in the amount of US$ 484 million equivalent to R$ 926,521 as of September 30, 2008.

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with Banco BBVA Colombia in the amount of COP 61,500,00, equivalent to R$ 67,000 on September 30, 2008.

The Company provides guarantee for loans and for the opening of letter of credit for the acquisition of equipment by the company Estructurales Corsa, S.A.P.I. de C.V. in the amount of US$ 90,151, equivalent to R$ 172,577 on September 30, 2008.

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of US$ 518,002, equivalent to R$ 991,613 on September 30, 2008.

The Company provides guarantee for the loan to be contracted by the company Gerdau Açominas S.A with the Inter-American Development Bank in the total amount of US$ 200,000, equivalent to R$ 382,860 on September 30, 2008.

The Company provides guarantee for the obligations that are taken on by Gerdau MacSteel Inc. in Hedge operations with the purpose of protecting this company from being exposed to the interest rate oscillations on the international market generated by the Term and Revolving Credit Agreement in the amount of US$ 500 million, equivalent to R$ 957,150 on September 30, 2008.

c)              Debentures

The controlling shareholders hold, directly or indirectly, R$ 338,775 as of September 30, 2008 (R$ 360,535 as of December 31, 2007).

d)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (interbank deposit rate), which was 8,7722% as of September 30, 2008 (8,9547% as of September 30, 2007)..The agreements with foreign companies are adjusted by LIBOR plus 3% p.a. plus exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

e)              Management Compensation

Gerdau S.A. paid its management salaries and variable compensation for a total R$ 51,624 as of September 30, 2008 (R$ 60,053 as of September 30, 2007).

As of September 30, 2008, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 60 - Defined Benefit Plan, and R$ 200 - Defined Contribution Plan (R$ 49 and R$ 172 as of September 30, 2007 respectively).

The stock option grant to management members is as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	Stock options
										Accumulated options
Beginning of vesting period	Apr-03	Apr-03	Dec-03	Dec-04	Dec-04	Dec-05	Dec-06	dez/07	dez/07
Exercises from:	Jan-08	Jan-06	Jan-09	Jan-10	Jan-08	Jan-11	Jan-12	jan/13	jan/13
Exercises until:	Dec-12	Dec-12	Dec-13	Dec-14	Dec-14	Dec-15	Dec-16	Dec-17	Dec-17
Exercise price per share (R$):	2.65	2.65	6.78	10.58	10.58	12.86	17.50	26.19	26.19
Total granted to Board members	1,818,924	2,565,907	679,834	587,140	274,700	1,157,970	882,674	655,914	20,600	8,643,663
Exercised options	1,773,792	2,565,907	—	—	35,488	—	—	—	—	4,375,187

f)                Investment funds administration

The Company maintains marketable securities in investment funds administered by Banco Gerdau. Such marketable securities consist of time deposits and debentures issued by the main Brazilian banks, as well as treasury bills issued by the Brazilian Federal Government.

NOTE 20 – EMPLOYEE BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, assets and liabilities as of September 30, 2008, are as follows:

	September 30, 2008	December 31, 2007
Actuarial assets – defined benefit pension plan	454,008	379,556
Actuarial assets – defined contribution pension plan	38,167	38,167
Total assets	492,175	417,723

Actuarial liabilities – defined benefit pension plan	265,878	278,283
Acturial liabilities - Post-employment health care benefit	257,578	223,336
Retirement and termination liabilities with benefit	298,047	292,506
Total liabilities	821,503	794,125

a)              Post-employment defined benefit pension plan

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”).

 The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco Unit of Gerdau Açominas S.A. The assets of the Açominas Plan are comprised mainly of investments in bank certificates of deposit, federal government securities, marketable securities, and real estate.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan consist of investments in bank certificates of deposit, federal government securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans are comprised mainly of marketable securities.

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	September 30, 2008	September 30, 2007
Cost of current service	30,344	25,866
Cost of interests	78,005	69,133
Expected return on plan assets	(146,079)	(126,914)
Amortization of (gain) loss	(1,093)	(332)
Expected contribution from employees	(7,881)	(4,414)
Net pension benefit	(46,704)	(36,661)

North American Plans

The current expense of the defined benefit pension plans is as follows:

	September 30, 2008	September 30, 2007
Cost of current service	17,759	18,511
Cost of interests	28,455	25,389
Expected return on plan assets	(29,997)	(27,785)
Amortization of (gain) loss	(46)	(486)
Net cost pension benefit	16,171	15,629

b)              Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary.

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. This employee benefit plan has an actuarial surplus made up by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan, which may be used to compensate future contributions from the sponsors.

c)              Post-employment health care benefit plan

The American Plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	September 30, 2008	September 30, 2007
Cost of current service	2,113	2,213
Cost of interests	5,378	4,699
Amortization of (gain) loss	17	(33)
Net cost of pension plan	7,508	6,879

d)              Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 298,047 as of September 30, 2008 (R$ 292,506 as of December 31, 2007).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries and approved by the representatives of the employees. The plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan include a salary supplement up to retirement date, a living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 21 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records in the accounts “Other payables – current liabilities” and “Other payables – noncurrent liabilities”, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 76,500 as of September 30, 2008 (R$ 28,261 current liabilities and R$ 48,239 in non-current liabilities). Of this total, R$ 28,459 corresponds to the Brazilian subsidiaries (R$ 29,282 as of December 31, 2007) and R$ 48,041 to the North American subsidiaries (R$ 27,514 as of December 31, 2007). The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 22 – SHAREHOLDER’S EQUITY – PARENT COMPANY GERDAU S.A.

a) Capital – The Board of Directors may, regardless of changes to the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares (400,000,000 as of December 31, 2007) and 3,000,000,000 preferred shares (800,000,000 as of December 31, 2007), all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

On September 30, 2008, 496,586,494 common shares (231,607,008 on December 31, 2007) and 934,793,732 preferred shares (435,986,041 on December 31, 2007) are subscribed and paid up, totaling a paid up capital of R$ 14,184,805, net of capital increase costs of R$ 15,195 (R$ 7,810,453 on December 31, 2007).

Public Offering of Shares: As per resolution of the Board of Directors’ meeting and a significant event notice published on March 3, 2008, Gerdau S.A. increased its capital on April 25, 2008 from R$ 7,810,453 to R$ 10,463,653 by issuing 16,686,239 new common shares and 27,313,761 new preferred shares, all of which were registered, book entry, and without par value.

Additional Public Offering of Shares: Subsequently, on May 8, 2008, Gerdau S.A. increased its capital again from R$ 10,463,653 to R$ 10,710,706 by issuing 4,097,064 new preferred, nominative, and book entry shares, without par value.

Costs directly related to capital increase, net of taxes, in the amount of R$ 15,195, are being deducted from the above-mentioned capital increases.

Bonus: According to the Extraordinary Shareholders’ Meeting and significant event notice of May 30, 2008, Gerdau S.A. issued on June 12, 2008 a Bonus with a capital increase from R$ 10,710,706 to R$ 14,184,805 (net of capital increase costs of R$ 15,195) by use of reserves in the amount of R$ 3,489,294 with issue of new shares and credit of a bonus share for each share held June 12, 2008, the date of reserve capitalization, observing the types of shares.

The shares are distributed as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	Shareholders
	September 30, 2008						December 31, 2007
Shareholders	Common	%	Pref.	%	Total	%	Common*	%	Pref.*	%	Total*	%
Metalúrgica Gerdau S.A. and subsidiary	378,345,553	76.2	268,131,962	28.7	646,477,515	45.2	346,919,714	74.9	247,479,038	28.4	594,398,752	44.5
Brazilian institutional investors	18,161,668	3.7	149,395,498	16.0	167,557,166	11.7	18,425,952	4.0	145,170,942	16.6	163,596,894	12.3
Foreign institutional investors	26,776,073	5.4	304,042,708	32.5	330,818,781	23.1	26,868,552	5.8	279,676,654	32.1	306,545,206	23.0
Other shareholders	71,605,662	14.4	203,935,128	21.8	275,540,790	19.2	70,999,798	15.3	189,712,146	21.8	260,711,944	19.5
Treasury stock	1,697,538	0.3	9,288,436	1.0	10,985,974	0.8	—	—	9,933,302	1.1	9,933,302	0.7
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0	463,214,016	100.0	871,972,082	100.0	1,335,186,098	100.0

(*) After consideration of the retroactive effect of share bonus as described in item “a” above

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

	September 30, 2008				December 31, 2008
	Common shares	R$	Preferred shares	R$	Preferred shares*	R$
Opening balance	—	—	9,933,302	106,667	10,206,688	109,609
Repurchases	1,697,538	557	2,000,000	49,702	—	—
Exercise of stock options (note 20)	—	—	(2,644,866)	(33,921)	(273,386)	(2,942)
Closing balance	1,697,538	557	9,288,436	122,448	9,933,302	106,667

(*) After consideration of the retroactive effect of share bonus as described in item “a” above

Of the total treasury shares, 362,025 related to the share buyback program authorized on November 17, 2003, 2,209,011 shares are related to the share buyback program authorized on May 30, 2005, 4,717,400 shares are related to the share buyback program authorized on May 25, 2006 and 2,000,000 shares are related to the share buyback program authorized on January 8, 2008. The average acquisition cost of these shares is R$ 13.18, with the lowest purchase price being R$ 7.18 and the highest price R$ 25.80. These shares will be held in treasury for subsequent cancellation or for the Company’s “Long-term Incentive Program”. During the third quarter of 2008, 32,057 shares were used in order to meet the stock options in the year with losses of R$ 250 record as reserve for investments and working capital.

In the month of April 2008, the company converted the investment into FINOR Tax Incentives for the year 1992, receiving 1,697,538 (after share bonus effect) of its own ordinary shares. The average purchase cost of these shares was R$ 0.33.

c) Dividends and Interest on equity – on May 21, 2008, the Company distributed R$ 291,154 (R$ 0.41 per share) as interest on equity to its shareholders. The Company calculated interest on equity based on the limits established by Law 9249/95. The related amount was recorded as financial expenses for tax purposes. For reporting purposes, this amount was recorded as dividends, not affecting net income. On August 15, 2008, the Company credited dividends to shareholders in the amount of R$ 511,333 (R$ 0.36 per share). Interim interest on capital and dividends credited during the period were prepayment of mandatory dividends.

d) Valuation Adjustments – include unrealized gains on available-for-sale securities, which represent variations arising from adjustment to the fair value until the time such securities are sold. This caption also includes unrealized losses on derivatives until they are realized.

e) Legal reserve - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

f) Retained earnings and reserves - consist of earnings not distributed to the shareholders and include the reserves required by the Company’s bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, capitalization, payment of dividends or repurchase of shares.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

g) Cumulative translation adjustments – the Company recognizes in this caption the accumulated effect of the conversion of the financial statements of its subsidiaries that maintain accounting records in a functional currency different from the reporting currency. These effects began to be recognized after the IFRS implementation date.  This accumulated effect will be reversed to income for the year as a gain or loss only in the case of disposal or write-off of the investment.

NOTE 23 – EARNINGS PER SHARE (EPS)

In compliance with IAS No. 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	Nine-month period ended September 30, 2008			Nine-month period ended September 30, 2008
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	1,293,859	2,411,256	3,705,115	967,407	1,800,012	2,767,419

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	484,707,873	903,308,720		463,214,016	861,881,970

Earnings per share (in R$) – Basic	2.67	2.67		2.09	2.09

	Three-month period ended September 30, 2008			Three-month period ended September 30, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	336,971	630,166	967,137	288,831	537,433	826,264

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	494,888,956	925,488,651		463,214,016	861,911,020

Earnings per share (in R$) – Basic	0.68	0.68		0.62	0.62

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

Diluted

	Nine-month period ended September 30, 2008	Nine-month period ended September 30, 2007
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,411,256	1,800,012
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price o	3,434	4,914
	2,414,690	1,804,926

Net income allocated to common shareholders	1,293,859	967,407
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of a	(3,434)	(4,914)

	1,290,425	962,493

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	484,707,873	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	903,308,720	861,881,970
Potential increase in number of preferred shares outstanding in respect of stock option plan	3,693,948	2,072,485
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	—	3,708,103
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	—	985,346
Total	907,002,669	868,647,904

Earnings per share – Diluted (Common and Preferred Shares)	2.66	2.08

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	Three-month period ended September 30, 2008	Three-month period ended September 30, 2007
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	630,166	537,433
Add:

Adjustment to net income available to preferred shareholders considering the potential increase in number of preferred shares, as a result of the stock option plan. In September, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	441	1,467
	630,607	538,900

Lucro líquido do período disponível para as ações ordinárias	336,971	288,831
Menos:

Adjustment to net income available to preferred shareholders considering the potential increase in number of preferred shares, as a result of the stock option plan. In September, 2007 there was also the option to buy interest in Diaco and the option granted to the minority shareholders of Sipar for them selling interest to Gerdau	(441)	(1,467)

	336,530	287,364

Diluted denominator
Weighted - average number of shares outstanding
Commom shares	494,888,956	463,214,016
Preferred shares
Weighted-average number of preferred shares outstanding	925,488,651	861,911,020

Potential increase in number of preferred shares outstanding in respect of stock option plan	1,859,410	2,319,677

Potential issuable preferred shares with respect to the option to settle	—	3,540,014
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	—	905,934
Total	927,348,061	868,676,645

Earnings per share – Diluted (Common and Preferred Shares)	0.68	0.62

NOTE 24 – NET SALES REVENUE

The net sales revenues for the period are composed of:

	September 30, 2008	September 30, 2007
Gross sales	36,225,759	25,131,552
Taxes on sales	(3,166,930)	(2,173,766)
Discounts	(570,638)	(417,095)
Net sales	32,488,191	22,540,691

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

NOTE 25 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options should be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares (*)
Year of grant	Exercise price - R$	Vesting period	Average market price in the semester	Initial balance on December 31, 2007	Granted	Cancelled	Exercised	End balance on September 30, 2008

2003	2.66	5 years	30.46	2,313,369	—	(47)	(2,251,216)	62,106
2004	6.78	5 years	30.46	1,353,836	—	(24,240)	(3,296)	1,326,300
2005	10.58	3 years	30.46	808,612	—	(11,596)	(344,938)	452,078
2005	10.58	5 years	30.46	1,172,642	—	(31,828)	(13,075)	1,127,739
2006	12.86	5 years	30.46	1,858,556	—	(24,526)	(16,698)	1,817,332
2007	17.50	5 years	30.46	1,503,404	—	(53,244)	(5,943)	1,444,217
2008	26.19	5 years	30.46	—	1,170,958	(10,212)	(1,445)	1,159,301
				9,010,419	1,170,958	(155,693)	(2,636,611)	7,389,073

	Exercise	Vesting	Average market price in	Initial balance on				End balance on
Year of grant	price - R$	period	the semester	December 31, 2006	Granted	Cancelled	Exercised	December 31,2007
2003	2.66	5 years	22.15	2,423,927	—	—	(110,558)	2,313,369
2004	6.78	3 years	22.15	21,858	—	—	(21,858)	—
2004	6.78	5 years	22.15	1,413,950	—	(14,722)	(45,392)	1,353,836
2005	10.58	3 years	22.15	903,846	—	(71,188)	(24,046)	808,612
2005	10.58	5 years	22.15	1,241,384	—	(40,482)	(28,260)	1,172,642
2006	12.86	5 years	22.15	1,925,898	—	(43,322)	(24,020)	1,858,556
2007	17.50	5 years	22.15	—	1,556,478	(33,822)	(19,252)	1,503,404
				7,930,863	1,556,478	(203,536)	(273,386)	9,010,419

(*) After retroactive consideration of stock bonus as described in note of shareholder’s equity.

As mentioned in note 22, as of June 30, 2008 the Company has a total of 9,320,493 preferred shares in treasury. These shares may be used for said plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of September 30, 2008:

	Grant
	2003	2004	2005	2006	2007	2008	Average
Total options granted	62,106	1,326,300	1,579,817	1,817,332	1,444,217	1,159,301
Exercise price- R$(adjusted for stock split)	2.66	6.78	10.58	12.86	17.50	26.19	14.19
Fair value of options on the granting date - R$per option (*)	0.83	1.92	1.11	4.33	7.64	10.55	4.80
Average exercise period on the grant date (years)	4.70	5.00	5.00	5.00	4.90	4.89	4.93

(*) Calculated considering the model of Black-Scholes.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted to the employees, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	37.77%	38.72%	41.51%	39.00%	43.31%
Risk-free rate of return	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4.9 years	4.9 years	4.9 years	4.7 years	4.9 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR’s), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the bonus in cash by the market value of the common share on the date of grant, based on the average negotiation price of common shares on the New York Stock Exchange. Phantom Stock and SAR’s may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. The option value is determined by the Human Resources Committee of Senior Management based on the Black-Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted under this plan is 6,000,000. A premium of approximately US$ 8.3 million (equivalent to R$ 15,9 million as of September 30, 2008) was granted to the employees in 2007 and approximately US$ 6,6 million (equivalent to R$ 12,6 million as of September 30, 2008) was granted to the employees in 2006. Under this plan, 379,564 options were issued on February 28, 2008. These premiums are being provided for in accordance with the payment term established by the plan.

The stock appreciation rights (SAR’s) Plan of 2006 was created in order to attract, retain, and encourage the participation of the Company’s employees. Phantom Stock and SAR’s may be exercised at the rate of 25% in each one of the first four anniversaries of the date of grant.  Under this plan, a fair market value of approximately US$ 0.3 million, equivalent to R$ 574 thousand as of September 30, 2008, was distributed to certain participants in 2008.

A summary of Gerdau Ameristeel stock option plans is as follows:

	September 30, 2008			December 31, 2007
	Number of shares	Average market price in the semester		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,287,669	5.92	11.33	1,418,511	5.37	9.51
Options granted	385,556	15.86	30.36	454,497	10.90	19.31
Options exercised	(296,747)	3.84	7.35	(360,788)	3.46	6.13
Options cancelled	(29,342)	11.57	22.15	(25,051)	9.15	16.21
Options expired	(12,000)	21.89	41.90	(199,500)	22.77	40.33
Available at the end of the year	1,335,136	8.94	17.11	1,287,669	5.92	10.49

Shares exercised	626,979			760,837

The subsidiary Gerdau Ameristeel uses the Black-Scholes pricing method to determine the fair value of options and stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

	September 30, 2008	December 31, 2007
Dividend yield	3.08%	4.00%
Stock price volatility	49.10%	50.50%
Risk-free rate of return	3.01%	4.51%
Expected period until maturity	6,25 anos	6,25 anos

During the period ended September 30, 2008 costs related to long-term incentive plans for the options granted in 2007 and 2008 were immaterial. As of September 30, 2008 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.9 million (equivalent to R$ 3.6 million on September 30, 2008), and the average period for recognizing these costs was 2.8 years.

NOTE 26 – SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

The segments shown below are in compliance with the requirements of IAS 14 - Segment Reporting and refer to the business units through which the Gerdau Executive Committee manages its operations, namely: Long Steel Brazil, Specialty Steel Brazil and Europe, Gerdau Açominas (refers to the operations of the mill located in Ouro Branco, Minas Gerais State), Latin America (which excludes the operations in Brazil), and North America.

	Business Segments
	Long Steel Brazil		Açominas Ouro Branco		Specialty Steels
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net sales revenue	8,416,490	5,657,741	4,471,341	2,490,901	6,010,806	4,659,011
Net income (2)	1,790,818	619,258	782,271	561,691	614,584	373,887
Depreciation / Amortization	238,592	213,440	353,795	232,127	233,086	257,223
Identifiable assets (3)	6,480,544	4,967,513	6,865,612	5,780,323	9,949,737	5,395,814
Identifiable liabilities(4)	1,861,610	2,273,666	3,444,784	2,754,278	3,595,202	1,997,574

	Business Segments
	Latin America (1)		North America		Eliminations and Adjustments
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net sales revenue	3,510,112	2,422,214	11,823,301	8,136,091	(1,743,859)	(825,267)
Net income (2)	597,323	332,571	1,273,132	761,663	(424,319)	709,917
Depreciation / Amortization	76,863	51,672	373,717	179,778	(10,596)	(17,047)
Identifiable assets (3)	5,226,115	3,011,745	15,797,288	13,719,545	(682,929)	(809,844)
Identifiable liabilities(4)	1,990,068	768,983	6,871,618	8,868,590	5,357,549	2,358,632

	Business Segments
	Consolidated
	September 30, 2008	September 30, 2007
Net sales revenue	32,488,191	22,540,691
Net income (2)	4,633,809	3,358,987
Depreciation / Amortization	1,265,457	917,193
Identifiable assets (3)	43,636,367	32,065,096
Identifiable liabilities(4)	23,120,831	19,021,723

(1)  Doest not include operations of Brazil.

(2)  Net income in the period before minority interest.

(3) Identifiable assets: trade accounts receivable, inventoriest, property, plant and equipment, goodwill and intangible assets.

(4) Identifiable liabilities: trade accounts payable, loans and financing (current and long-term), debentures (current and long-term).

The main products by business segment are:

Long Steels Brazil: rebars, bars, wire rod, shapes and drawn products.

Gerdau Açominas Ouro Branco: billets, blooms, slabs, wire rod and structural shapes.

Special Steels: stainless steel, round, square and flat bars, wire rod.

Latin America: rebars, bars and drawn products.

North America: rebars, bars, wire rod, light and heavy structural shapes.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Interim Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

	Geographic Area
	Brazil		Latin America (1)		North America
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net sales revenue	13,709,066	9,557,036	3,510,112	2,422,214	12,914,571	8,136,091
Cost of sales	(8,408,807)	(6,514,359)	(2,594,709)	(1,874,564)	(10,384,371)	(6,649,592)
Gross profit	5,300,259	3,042,677	915,403	547,650	2,530,200	1,486,499
Sales expenses	(371,365)	(342,328)	(73,626)	(57,639)	(27,877)	(27,699)
General and administrative expenses	(998,025)	(819,439)	(187,135)	(128,358)	(363,761)	(277,531)
Operating income	4,013,068	1,711,143	658,034	388,348	2,140,500	1,188,085
Net financial income	(899,384)	535,302	(78,749)	(1,797)	(263,973)	(74,198)
Accrued net profit (2)	2,559,483	2,019,091	597,323	332,571	1,328,315	761,663
Capital expenses	843,078	1,396,335	354,916	265,180	115,659	16,232

	Geographic Area
	Europe		Consolidated
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net sales revenue	2,354,442	2,425,350	32,488,191	22,540,691
Cost of sales	(1,897,431)	(1,924,123)	(23,285,318)	(16,962,638)
Gross profit	457,011	501,227	9,202,873	5,578,053
Sales expenses	(23,043)	(29,954)	(495,911)	(457,620)
General and administrative expenses	(168,980)	(140,852)	(1,717,901)	(1,366,180)
Operating income	257,737	333,385	7,069,339	3,620,961
Net financial income	(40,826)	(7,169)	(1,282,932)	452,138
Accrued net profit (2)	148,688	245,662	4,633,809	3,358,987
Capital expenses	202,471	377,424	1,516,124	2,055,171

(1)  Does not include operations of Brazil.

(2)  Net income in the period before minority interest.

NOTE 27 – INSURANCE (not reviewed)

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts considered sufficient to cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	September 30, 2008	September 30, 2007
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	23,882,473	21,332,603
Business Interruption	Net income plus fixed expenses	7,606,230	5,809,162
Civil Liability	Industrial operations	9,572	8,857

NOTE 28 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	September 30, 2008	September 30, 2007
Depreciation and amortization	(1,265,457)	(917,193)
Expenses with personnel	(3,031,996)	(2,505,544)
Raw material and materials and consumption material	(17,554,157)	(12,457,724)
Freights	(1,433,708)	(1,025,923)
Others expenses	(2,133,534)	(2,013,346)
	(25,418,852)	(18,919,730)

Classified as:
Cost of sales	(23,285,318)	(16,962,638)
Sales expenses	(495,911)	(457,620)
General and administrative expenses	(1,717,901)	(1,366,180)
Other operating income	121,165	31,543
Other operating expenses	(40,887)	(164,835)
	(25,418,852)	(18,919,730)

NOTE 29 – FINANCIAL INCOME

The amounts recorded as “Financial Income” include income from the short-term investments in the amount of R$ 198,973 (R$ 516,251 as of September 30, 2007), interest received, and other financial income in the amount of R$ 124,296 (R$ 105,704  as of September 30, 2007).

The amounts recorded as “Financial Expenses” include Interest on the debt in the amount of R$ 725,470 (R$ 447,969 as of September 30, 2007) and monetary variation and other financial expenses in the amount of R$ 380,973 (R$ 341,820 as of September 30, 2007).

The amounts recorded as “Exchange Variation, net” include principally the exchange variation of export receivables, import payables, and obligations in foreign currency. Net exchange variation totaled an expense of R$ 453,926 as of September 30, 2008 (R$ 591,928 as of September 30, 2007).

The net gains (losses) on derivatives, net include income and expenses arising from fluctuation in the value of derivatives. On September 30, 2008 the gains (losses) with derivatives, net total expense of R$ 45,832 (earning of R$ 28,044 as of September 30, 2007).

NOTE 30 - SUPPLEMENTAL INFORMATION – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME OF PARENT COMPANY GERDAU S.A. (NOT REQUIRED BY IFRS)

In compliance with CVM Instruction No. 457/07 of July 13, 2007, we present the reconciliation of shareholders’ equity and net income of Parent Company Gerdau S.A. calculated in accordance with Brazilian Corporate Law and Brazilian accounting practices and consolidated shareholder’s equity and net income in accordance with the International Financial Reporting Standards (IFRS):

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE  CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reviewed by independent auditors to the extent described in the report dated November 5, 2008

	30/09/2008	31/12/2007
Shareholders’ equity - BRGAAP (Including Instruction CMV 469)	17,251,409	11,420,008

IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	70,136	76,377
Reversal of deferred charges, net	(39,298)	(35,760)
Employee benefits adjustment, net	224,048	183,672
Amortization and impairment of goodwill	657,131	190,261
Sidenor proportional consolidation and stock sale and/or purchase, net	825,860	650,694
Dividends not declared adjustment	—	182,715
Donations and investment incentives	151,903	—
Other adjustments, net	80,354	44,538
	1,970,134	1,292,497

Shareholders’ equity - IFRS	19,221,543	12,712,505

Minority interest in IFRS	5,020,802	3,929,573

Shareholders’ equity - IFRS (including minority interest)	24,242,345	16,642,078

	30/09/2008	30/09/2007
Net income - BRGAAP (Including Instruction CMV 469)	2,929,369	2,507,569

IFRS Adjustments
Capitalized interest on property, plant and equipment adjustment, net	(8,666)	(8,432)
Reversal of deferred charges, net	(3,538)	4,650
Employee benefits, net	45,011	(2,420)
Amortization and impairment of goodwill	385,767	73,443
Sidenor proportional consolidation and stock sale and/or purchase, net	196,549	226,351
Donations and investment incentives	151,903	—
Other adjustments, net	8,720	(33,742)
	775,746	259,850

Net income - IFRS	3,705,115	2,767,419

Minority interest in IFRS	928,694	591,568

Net income - IFRS (including minority interest)	4,633,809	3,358,987

NOTE 31 – SUBSEQUENT EVENTS

I) On October 31, 2008, the Board of Directors approved the proposal of dividends anticipation to be paid on the income of the third quarter of this year, which will be calculated and credited based on shareholders’ ownership interests as of November 14, 2008 (R$ 0.18 per common and preferred shares) with payment scheduled for November 26, 2008. These dividends will be a payment in advance of the minimum dividends established by bylaws, which were submitted to the Board of Directors on November 5, 2008.

II) On October 9, 2008, the Company purchased Caños Córdoba S.R.L., a steel products distributor in Argentina.

III) On October 27, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased Metro Recycling Co., a metal scrap recycler with units located in the cities of Guelph and Mississauga, Ontario, Canada.

IV) On November 1, 2008, the Company, through its subsidiary Gerdau Ameristeel, purchased Sand Springs Metal Processors, a metal scrap recycler located in Sand Springs, Oklahoma.

V) In the normal course of business, the Company performs foreign currency transactions  involving imports, exports, trade accounts payable and receivable, and loans due to financial institutions. Therefore, significant fluctuations in an exchange rate may result in the Company’s financial statements beng materially impacted. Due to current market conditions, especially in September and October of 2008, the Brazilian real experienced a depreciation against other currencies, especially the US dollar. As of September 30, 2008, the US dollar exchange rate to the Brazilian real was US$ 1.00 = R$ 1.9143. On November 4, 2008, the exchange rate was US$ 1.00 = R$ 2.1227, which represents a Brazilian real depreciation of approximately 10.9% in comparison with September 30, 2008. The financial statements for the quarter were prepared according to international accounting standards set by the International Accounting Standards Board – IASB, which requires that foreign currency assets and liabilities be monetarily adjusted based on the exchange rate of the respective foreign currencies on the date of the balance sheet and, therefore, do not reflect the effects of changes in the subsequent exchange rates after the balance sheet date.

********************************

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. AND ITS SUBSIDIARIES

INFORMATION NOT REQUIRED BY IFRS

STATEMENT OF VALUE ADDED FOR THE QUARTERS ENDED ON SEPTEMBER 30, 2008 AND 2007

(In thousands of Brazilian reais unless otherwise indicated)

Not reviewed by independent auditor

	Brazil				Foreign
	September 30, 2008%		September 30, 2007%		September 30, 2008%		September 30, 2007%
REVENUES
Sale of products, services and other (1)	16,572,290		11,693,028		19,189,193		13,076,535

EXPENSES
Raw materials and consumption materials	(9,427,493)		(7,145,611)		(13,178,110)		(8,914,311)
Outside services	(448,750)		(318,852)		(410,801)		(363,061)

GROSS VALUE ADDED	6,696,047		4,228,565		5,600,282		3,799,163
(-) DEPRECIATION/ AMORTIZATION	(706,378)		(574,548)		(559,079)		(342,645)
NET VALUE ADDED	5,989,669		3,654,017		5,041,203		3,456,518
VALUE ADDED RECEIVED IN TRANSFERS
Equity in subsidiaries	112,288		34,966		125,279		60,493
Financial income (2)	396,364		554,608		247,583		116,329
Revenue from rentals	1,597		1,545		—		—
VALUE ADDED FOR DISTRIBUTION	6,499,918	100%	4,245,136	100%	5,414,065	100%	3,633,340	100%

DISTRIBUTION OF VALUE ADDED
Government	1,601,547	24.7%	1,345,368	31.6%	1,061,228	19.6%	731,047	20.2%
Federal taxes	1,297,211	20.0%	929,759	21.8%	830,591	15.3%	525,225	14.6%
Payroll taxes	236,636	3.6%	199,267	4.7%	163,354	3.0%	152,270	4.2%
State taxes	28,093	0.4%	174,035	4.1%	67,194	1.2%	51	0.0%
Municipal taxes	39,607	0.6%	42,307	1.0%	89	0.0%	53,501	1.5%

Employees	1,043,140	16.0%	890,461	20.9%	1,647,380	30.4%	1,333,914	36.8%
Salaries	713,812	11.0%	604,877	14.2%	1,257,135	23.2%	940,763	25.9%
Benefits	139,905	2.2%	124,358	2.9%	204,455	3.8%	194,681	5.4%
Training	23,159	0.4%	19,302	0.5%	10,850	0.2%	11,362	0.3%
Profit sharing	166,264	2.6%	141,924	3.2%	174,940	3.2%	187,108	5.1%

Financial institutions (2)	1,295,748	19.9%	19,306	0.5%	631,131	11.7%	199,493	5.4%
Shareholders (3)	1,178,168	18.1%	465,476	11.1%	120,835	2.3%	104,561	2.8%
Profit reinvestment	1,381,315	21.3%	1,524,525	35.9%	1,953,491	36.1%	1,264,325	34.8%

TOTAL	6,499,918		4,245,136		5,414,065		3,633,340

	Total
	September 30, 2008%		September 30, 2007%
REVENUES
Sale of products, services and other (1)	35,761,483		24,769,563

EXPENSES
Raw materials and consumption materials	(22,605,603)		(16,059,922)
Outside services	(859,551)		(681,913)

GROSS VALUE ADDED	12,296,329		8,027,728
(-) DEPRECIATION/AMORTIZATION	(1,265,457)		(917,193)
NET VALUE ADDED	11,030,872		7,110,535
VALUE ADDED RECEIVED IN TRANSFERS
Equity in subsidiaries	237,567		95,459
Financial income (2)	643,947		670,937
Revenue from rentals	1,597		1,545
VALUE ADDED FOR DISTRIBUTION	11,913,983	100%	7,878,476	100%

DISTRIBUTION OF VALUE ADDED
Government	2,662,775	22.4%	2,076,415	26.3%
Federal taxes	2,127,802	17.9%	1,454,984	18.4%
Payroll taxes	399,990	3.4%	351,537	4.5%
State taxes	95,287	0.8%	174,086	2.2%
Municipal taxes	39,696	0.3%	95,808	1.2%

Employees	2,690,520	22.7%	2,224,375	28.2%
Salaries	1,970,947	16.5%	1,545,640	19.6%
Benefits	344,360	2.9%	319,039	4.0%
Training	34,009	0.3%	30,664	0.4%
Profit sharing	341,204	2.9%	329,032	4.2%

Financial institutions (2)	1,926,879	16.1%	218,799	2.8%
Shareholders (3)	1,299,003	10.9%	570,037	7.2%
Profit reinvestment	3,334,806	28.0%	2,788,850	35.4%

TOTAL	11,913,983		7,878,476

(1)	includes discounts granted and other operating revenues
(2)	includes exchange and monetary variation net losses of R$ 789.748 as of September 30, 2008 (net revenues of R$ 591.628 as of September 30, 2007)
(3)	includes resolution to pay interest on equity for the third quarter of 2008. See note 31.